Exhibit 99.2

Brookfield Asset Management Inc.

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE		VOTING INFORMATION	1
		Who Can Vote	1
		Notice and Access	2
		Q & A on Proxy Voting	3
		Principal Holders of Voting Shares	6

PART TWO		BUSINESS OF THE MEETING	7
	1.	Receiving the Consolidated Financial Statements	7
	2.	Election of Directors	7
		Majority Voting for Directors	8
		Cumulative Voting for Directors	8
		Voting by Proxy	8
		Director Nominees	8
		Director Ownership in Corporate Subsidiaries	18
		Director Attendance	18
	3.	Appointment of External Auditor	18
		Principal Accounting Firm Fees	19
	4.	Advisory Resolution on Approach to Executive Compensation	19
		Shareholder Approval	20

PART THREE		STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20
		Board of Directors	20
		Committees of the Board	24
		Board, Committee and Director Evaluation	26
		Board and Management Responsibilities	26
		Communication and Disclosure Policies	27
		Code of Business Conduct and Ethics	28
		Report of the Audit Committee	29
		Report of the Governance and Nominating Committee	31
		Report of the Management Resources and Compensation Committee	32
		Report of the Risk Management Committee	33

PART FOUR		REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	34
		Director Compensation	34
		Director Share/DSU Ownership Requirements	37

PART FIVE		REPORT ON EXECUTIVE COMPENSATION	37
		Compensation Discussion and Analysis	37
		Composition and Mandate of the Compensation Committee	37
		Compensation Philosophy	39
		Compensation Elements	39
		Incentive and Equity-Based Compensation Employment Policies and Guidelines	44
		2012 Report	45
		Performance Graphs	51
		Compensation of Named Executive Officers	52
		Security-Based Compensation Arrangements	55
		Securities Authorized for Issue Under Incentive Plans	57
		Pension and Retirement Benefits	58

PART SIX		OTHER INFORMATION	58
		Indebtedness of Directors, Officers and Employees Under Securities Purchase Programs	58
		Audit Committee	59
		Directors’ and Officers’ Liability Insurance	59
		Availability of Disclosure Documents	59

APPENDIX A		CHARTER OF THE BOARD OF DIRECTORS	A-1

BROOKFIELD ASSET MANAGEMENT INC.

MANAGEMENT INFORMATION CIRCULAR

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials (the “Notice”) to be held in The Auditorium, 300 Madison Avenue, New York, NY, U.S.A. on Thursday, May 9, 2013 at 10:00 a.m., EDT.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and, in relation to the delivery of this Circular, by posting this Circular on our website at www.brookfield.com and on our SEDAR profile at www.sedar.com pursuant to Notice and Access. See “Notice and Access” on page 2 of this Circular for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at March 20, 2013, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2012 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 to US$1.0004, unless otherwise indicated.

WHO CAN VOTE

As of March 20, 2013, the Corporation had outstanding 625,791,138 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares. Each registered holder of Class A Limited Voting Shares and Class B Limited Voting Shares of record at the close of business on Friday, March 22, 2013, the record date (the “Record Date”) established for the purposes of determining shareholders entitled to receive notice of and to vote at the meeting, will, except as provided below, be entitled to one vote for each Class A Limited Voting Share or Class B Limited Voting Share held on all matters to come before the meeting or any adjournment thereof either in person, or by proxy.

The share conditions for the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares provide the holders with veto rights whereby all matters to be approved by these shareholders (other than the election of directors) must be approved by a majority, or, in the case of matters that require approval by a special resolution of shareholders, by at least two-thirds, of the votes cast by the holders of Class A Limited Voting Shares and by the holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be, each voting as a separate class.

For a description of the procedures to be followed by non-registered shareholders to direct the voting of shares beneficially owned, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 5 of this Circular.

Holders of Class A Limited Voting Shares are entitled, as a class, to elect one-half of the Board of Directors of the Corporation (the “Board of Directors” or the “Board”), and holders of Class B Limited Voting Shares are entitled, as a class, to elect the other one-half of the Board of Directors. See “Election of Directors” on page 7 of this Circular for further information.

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NOTICE AND ACCESS

On November 29, 2012, Canadian Securities Administrators published notice that they were adopting amendments to National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and to National Instrument 51-102 – Continuous Disclosure Obligations. These amendments, among other things, provide issuers with the option of using “Notice and Access” to deliver meeting materials electronically by providing shareholders with notice of their availability and access to these materials online. Notice and Access came into force on February 11, 2013 and may be used by issuers in respect of meetings that occur on or after March 1, 2013.

Brookfield has adopted Notice and Access because it allows for the reduction of printed paper materials. Notice and Access is consistent with the Corporation’s philosophy towards sustainable growth and will reduce costs associated with shareholder meetings. Instead of mailing meeting materials to shareholders, this year Brookfield has posted this Circular on its website, www.brookfield.com, in addition to the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Brookfield has sent the Notice and a form of proxy or voting instruction form (the “Notice Package”), to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 3 of this Circular) to forward the Notice Package to all non-registered shareholders. In accordance with NI 54-101, Brookfield set the Record Date at least 40 days before the meeting and also filed a form of notification of the Record Date and the meeting date on SEDAR at least 25 days before the Record Date.

For the meeting, Brookfield is using Notice and Access for both registered and non-registered shareholders. Registered and non-registered shareholders who in 2012 requested a paper copy of the Corporation’s 2012 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2012) (the “Annual Report”) will receive a copy of the Annual Report. Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Annual Report will continue to receive them by email. Neither registered nor non-registered shareholders will receive a paper copy of this Circular unless they contact the Corporation after it is posted, in which case the Corporation will mail this Circular within three business days of any request provided the request is made prior to the meeting. We must receive your request prior to 5:00 p.m., EDT on April 25, 2013 to ensure you will receive paper copies in advance of the deadline to submit your vote.

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Q & A ON PROXY VOTING

Q:	What am I voting on?

A:

Holders of Class A Limited Voting Shares are voting on the election of one-half of the Board of Directors. Holders of Class B Limited Voting Shares are voting on the election of the other one-half of the Board of Directors and, together with the holders of Class A Limited Voting Shares, the appointment of the external auditor and authorizing the directors to set its remuneration and an advisory resolution on the Corporation’s approach to executive compensation. Each of the foregoing must be approved by a majority of the votes cast by the holders of Class A Limited Voting Shares and by the holders of Class B Limited Voting Shares who vote in respect of the resolution, each voting as a separate class.

Q:	Who is entitled to vote?

A:

Holders of Class A Limited Voting Shares and holders of Class B Limited Voting Shares as at the close of business on March 22, 2013 are entitled to vote. Each Class A Limited Voting Share and each Class B Limited Voting Share entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?

A:

If you are a registered shareholder, you may vote in person at the meeting or you may sign the form of proxy sent to you appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of an intermediary (a bank, trust company, securities dealer, broker, trustee or other) (an “Intermediary”), please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 5 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the meeting on May 9, 2013 and wish to vote your shares in person at the meeting, please register with Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent, CIBC Mellon Trust Company, upon arrival at the meeting. Your vote will be taken and counted at the meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?” on page 5 for voting instructions.

Q:	Who is soliciting my proxy?

A:

The form of proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield. The solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and, in relation to the delivery of this Circular, by posting this Circular on our website at www.brookfield.com and on our SEDAR profile at www.sedar.com pursuant to Notice and Access. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost.

Q:	What if I sign the form of proxy sent to me?

A:	Signing the form of proxy gives authority to Frank J. McKenna or J. Bruce Flatt, each of whom is a director of Brookfield, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:

Yes. You have the right to appoint a person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company), who need not be a shareholder, in the blank space provided on the form of proxy. It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

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Q:	What do I do with my completed proxy?

A:

Return it to Brookfield’s transfer agent, CIBC Mellon Trust Company, in the envelope provided to you by mail or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m. (EDT) on Tuesday, May 7, 2013, which is two business days before the day of the meeting.

Q:	Can I vote by Internet?

A:

Yes. If you are a registered shareholder, go to www.proxypush.ca/bam and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (EDT) on Tuesday, May 7, 2013, which is two business days before the day of the meeting.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?

A:

Yes. If you are a registered shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.

This statement must be delivered to the Corporate Secretary of Brookfield at the following address no later than 5:00 p.m. (EDT) on the last business day preceding the date of the meeting, Wednesday, May 8, 2013, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) of the meeting on the day of the meeting, Thursday, May 9, 2013, or the day of the adjourned meeting:

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

P.O. Box 762

Toronto, Ontario M5J 2T3

Fax: (416) 365-9642

A non-registered shareholder may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form that is not received by the Intermediary at least seven calendar days prior to the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

Q:	How can I request electronic delivery of investor materials?

A:

Shareholders can opt for electronic distribution of investor materials. To do so, you should complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to Canadian Stock Transfer Company Inc., P.O. Box 700 Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting the Canadian Stock Transfer Company’s website: www.canstockta.com/electronicdelivery.

Q:	How will my shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote your shares for or against or withhold from voting, as applicable, in accordance with your directions and on any ballot that may be called for, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 7 of this Circular for further information.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?

A:

The persons named on the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As of the date of this Circular, management of Brookfield knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

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Q:	Who counts the votes?

A:	Brookfield’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	For general shareholder enquiries, you can contact Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent, by mail at:

Canadian Stock Transfer Company Inc.

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860

within Canada and the United States toll free at 1-800-387-0825;

or by fax: 1-888-249-6189 or (514) 985-8843;

or by email at inquiries@canstockta.com;

website: www.canstockta.com.

Q:	If my shares are not registered in my name but are held in the name of an Intermediary (a bank, trust company, securities dealer, broker, trustee or other), how do I vote my shares?

A:	In many cases, Class A Limited Voting Shares of the Corporation which are beneficially owned by a non-registered shareholder (a “non-registered shareholder”) are registered either:

a)

in the name of an Intermediary that the non-registered shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the meeting Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with Canadian Stock Transfer Company Inc. upon arrival at the meeting.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice Package, to the depository and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form. The purpose of this form is to permit non-registered shareholders to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the procedures set out on the form and contact their Intermediaries promptly if they need assistance.

If a non-registered shareholder does not wish to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a non-registered shareholder wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

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PRINCIPAL HOLDERS OF VOTING SHARES

A number of the senior executives and directors of the Corporation and its affiliates (collectively, the “Partners”) are shareholders of Partners Limited, a corporation that was formed in 1995 for the purpose of owning shares of the Corporation for the long term. The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements, such as options, to acquire or otherwise hold beneficial or economic interests in approximately 130.5 million Class A Limited Voting Shares, representing approximately 20% of such shares on a fully diluted basis. These interests include Class A Limited Voting Shares held by individuals as well as their pro rata interests in Class A Limited Voting Shares held by Partners Limited and BAM Investments Corp., which are described in more detail below.

A portion of the shares owned by the Partners are owned through Partners Limited and BAM Investments Corp., which collectively own 56,776,184 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, representing 9.2% and 100%, respectively, of each class of shares. Partners Limited holds the 85,120 Class B Limited Voting Shares directly and BAM Investments Corp. holds 56,226,227 Class A Limited Voting Shares directly and indirectly, representing 9.1% of such shares. The common shares of BAM Investments Corp., a public company listed on the TSX Venture Exchange, are owned approximately 47.6% directly by Partners Limited and approximately 41.2% by the Partners on an individual basis. Partners Limited also holds a direct interest in 549,957 Class A Limited Voting Shares, representing 0.1% of such shares. To the knowledge of the directors and officers of the Corporation, Partners Limited is the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

The business purpose of Partners Limited is, among other things, to hold shares of the Corporation, directly or indirectly, for the long term. Its operations are governed by a shareholders’ agreement to which each shareholder of Partners Limited (a “Partners Shareholder”) is a party. Partners Shareholders have input on major decisions and an equal vote, irrespective of their shareholdings, in the appointment of the officers of Partners Limited. In addition, Partners Shareholders holding two-thirds of the shares of Partners Limited can at any time require a shareholder of Partners Limited to sell his or her shares based on the stock market price of the Corporation’s Class A Limited Voting Shares at the time. The Partners Limited shareholders’ agreement also provides that: (i) unless otherwise approved by holders of at least two-thirds of the common shares of Partners Limited, any sale of an interest in Partners Limited will only be made to other Partners Limited shareholders; (ii) any changes to Partners Limited’s by-laws, election of directors, dividend policy, principal investments, the issue or redemption of shares or admission of other individuals as Partners Shareholders require the approval of those holding at least two-thirds of Partners Limited’s common shares; and (iii) Partners Limited will offer to purchase 10% of its outstanding shares annually based on the stock market price of the Corporation’s Class A Limited Voting Shares, subject to its financial capability at the time.

Partners Limited is a party to a Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) (as trustee for the holders of Brookfield’s Class A Limited Voting Shares), dated August 1, 1997. The Trust Agreement provides, among other things, that Partners Limited has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from Partners Limited; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. The Trust Agreement permits: (i) a sale by Partners Limited of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving the sale of shares by not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners Limited to a purchaser who is or will become a Partners Shareholder and will not hold more than 20% of its outstanding shares as a result of the transaction. The Trust Agreement is applicable to the direct sale of Class B Limited Voting Shares by Partners Limited and to any sale of shares in Partners Limited itself if such a sale would be deemed an indirect offer for Class B Limited Voting Shares under the take-over bid provisions of the Securities Act (Ontario).

As at March 20, 2013, there were 44 shareholders of Partners Limited, none of whom holds more than a 20% effective equity interest in Partners Limited. The following shareholders of Partners Limited are also directors or Named Executive Officers of the Corporation: Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Brian D. Lawson, George E. Myhal and Samuel J.B. Pollock (see “Compensation Discussion and Analysis” on page 37 for the definition of “Named Executive Officers”). The other shareholders of Partners Limited are primarily current or former executives of Brookfield or its affiliates.

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PART TWO – BUSINESS OF THE MEETING

We will be addressing four items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, including the external auditor’s report;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	Considering an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the meeting.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgement.

1.      RECEIVING THE CONSOLIDATED FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the fiscal year ended December 31, 2012 are included in the Corporation’s 2012 Annual Report. Management will review the Corporation’s consolidated financial results at the meeting and shareholders and proxyholders will be given an opportunity to discuss these results with management. The Annual Report is available on the Corporation’s website, www.brookfield.com/notice_and_access and on SEDAR at www.sedar.com. A paper copy of the Annual Report is being mailed to the Corporation’s registered shareholders and non-registered shareholders who requested it last year. Registered and non-registered shareholders who have signed up for electronic delivery at the Annual Report will continue to receive it by email.

2.      ELECTION OF DIRECTORS

The Board of Directors is comprised of 16 members, all of whom are to be elected at the meeting. The articles of the Corporation provide that holders of Class A Limited Voting Shares are entitled, as a class, to elect one-half of the Board of Directors, and that holders of Class B Limited Voting Shares are entitled, as a class, to elect the other one-half of the Board of Directors.

If you own Class A Limited Voting Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Limited Voting Shares:

—	Marcel R. Coutu	—	Lance Liebman	—	Youssef A. Nasr	—	Seek Ngee Huat
—	Maureen Kempston Darkes	—	Frank J. McKenna	—	James A. Pattison	—	Diana L. Taylor

If you own Class B Limited Voting Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Limited Voting Shares:

—	Jeffrey M. Blidner	—	J. Bruce Flatt	—	David W. Kerr	—	Lord O’Donnell
—	Jack L. Cockwell	—	Robert J. Harding	—	Philip B. Lind	—	George S. Taylor

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Majority Voting for Directors

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee at a shareholders’ meeting represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described below for cumulative voting), the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. This Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all such votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of the shareholder’s votes among such candidates, the shareholder will be deemed to have distributed the shareholder’s votes equally among the candidates for whom the shareholder voted.

If a shareholder wishes to distribute the shareholder’s votes other than equally among the nominees for whom the shareholder has directed the management representatives designated in the form of proxy to vote, then the shareholder must do so personally at the meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

Voting by Proxy

On any ballot that may be called for in the election of directors, the management representatives designated on the form of proxy to be completed by holders of Class A Limited Voting Shares intend to cast the votes to which the Class A Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class A Limited Voting Shares as set forth on pages 9 to 13 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

In addition, on any ballot that may be called for in the election of directors, the management representatives designated on the form of proxy to be completed by the holders of Class B Limited Voting Shares intend to cast the votes to which the Class B Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class B Limited Voting Shares as set forth on pages 13 to 17 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board of Directors recommends that the 16 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

Thirteen of the proposed nominees were elected as members of the Board of Directors at the Annual and Special Meeting of Shareholders held on May 10, 2012 and are standing for re-election. In addition, three directors are standing for election for the first time: Jeffrey M. Blidner, Lord O’Donnell and Seek Ngee Huat. Mr. Blidner and Lord O’Donnell are proposed as new directors, while Dr. Seek Ngee Huat is a current director of the Corporation as he was appointed by the Board as a director on November 9, 2012.

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We do not expect that any of the director nominees will be unable to serve as a director. If, however, a director nominee tells us before the meeting that he or she will be unable to serve as a director, the management representatives designated in the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

The following pages set out additional information about the 16 director nominees including all major positions and offices currently held in the Corporation or any of its significant associated companies by each director nominee, his or her principal occupation or employment, the year in which he or she was first elected a director of the Corporation or a predecessor company, and the approximate number of each class of voting securities of the Corporation that each director nominee has advised the Corporation are beneficially owned, directly or indirectly, or subject to control or direction by the director nominee as at March 20, 2013. Also included are the key areas of expertise of each director nominee, based on the categories described on page 22 of this Circular. For current employees of the Corporation who also serve as directors, the first position these individuals held at Brookfield or its predecessor entities is provided.

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class A Limited Voting Shares.

Marcel R. Coutu

Age: 59

Calgary, Alberta,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and public policy

Growth initiatives

Industry sectors – energy, power, oil and gas, finance

Mr. Coutu is President and Chief Executive Officer of Canadian Oil Sands Limited and Chairman of Syncrude Canada Ltd., an integrated oil sands project. He is also a director of The Great-West Lifeco Inc. and Power Corporation of Canada. Mr. Coutu is a member of the Pension and Compensation Committee of the Calgary Exhibition Stampede Board.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee	7 of 7 7 of 9	100% 78%	88%		Brookfield Asset Management Inc. Canadian Oil Sands Limited Power Corporation of Canada The Great-West Lifeco Inc. The Canada Life Assurance Company	2006 - Present 2001 - Present 2011 - Present 2007 - Present 2007 - 2011
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	36,000	17,662	53,662	1,973,169
2012	36,000	16,281	52,281	1,644,760	450,180	Met
Change	—	1,381	1,381	328,409

Brookfield Asset Management Inc. | 2013 Management Information Circular	9

Maureen Kempston

Darkes, O.C., O.Ont. (h)

Age: 64

Lauderdale-by-the-Sea,

Florida, U.S.A.

Director since: 2008

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Government and public policy

Growth initiatives

International experience Legal acumen

Industry sectors – automotive manufacturing, power, oil and gas, rail

Ms. Kempston Darkes is a director of Canadian National Railway Company, Enbridge Inc., Irving Oil Co. and Balfour Beatty plc. She is an Advisory Board member of Women’s College Hospital Foundation and is a director of the Bridgepoint Health Foundation. Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Management Resources and Compensation Committee Risk Management Committee, Chair	7 of 7 3 of 3 4 of 4	100% 100% 100%	100%		Balfour Beatty plc Brookfield Asset Management Inc. Enbridge Inc. Canadian National Railway Company The Thomson Corporation	2012 - Present 2008 - Present 2010 - Present 1995 - Present 1996 - 2008
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	—	22,499	22,499	827,279
2012	—	19,791	19,791	623,714	450,180	Met
Change	—	2,708	2,708	203,565

Lance Liebman (h) Age: 71 New York, New York, U.S.A. Director since: 2005 (Independent) (a) Areas of Expertise: Governance Government and public policy Legal acumen

Mr. Liebman is the Director of the American Law Institute and the William S. Beinecke Professor of Law at the Columbia Law School in New York, where he formerly served as Dean. Mr. Liebman is also a director of Greater New York Insurance Companies.

	Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
	Board of Directors Governance and Nominating Committee Management Resources and Compensation Committee, Chair	7 of 7 3 of 3 3 of 3	100% 100% 100%	100%		Brookfield Asset Management Inc. Greater New York Insurance Companies Tarragon Realty Corp.	2005 - Present 1991 - Present 1998 - 2011
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2013	—	20,198	20,198	742,696
	2012	—	17,454	17,454	549,170	450,180	Met
	Change	—	2,744	2,744	193,526

10	Brookfield Asset Management Inc. | 2013 Management Information Circular

The Honourable

Frank J. McKenna, P.C.,

O.C., O.N.B.

Age: 65

Toronto, Ontario and

Cap-Pele, New Brunswick,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Governance

Government and public policy

International experience Legal acumen

Industry sectors – power, energy, financial services, real estate

Mr. McKenna is Chair of the Corporation, a position he has held since August 2010. He is Deputy Chair, TD Bank Financial Group, a financial institution. He is also a director of Canadian Natural Resources Limited. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and a former Premier of New Brunswick.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Governance and Nominating Committee, Chair	7 of 7 3 of 3	100% 100%	100%		Brookfield Asset Management Inc. Canadian Natural Resources Limited	2006 - Present 2006 - Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	—	44,912	44,912	1,651,402
2012	—	33,910	33,910	1,066,957	450,180	Met
Change	—	11,002	11,002	584,445

Youssef A. Nasr

Age: 58

Beirut, Lebanon

Director since: 2010

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and public policy

International experience Industry sector – financial services

Mr. Nasr is a corporate director and a former Chairman and Chief Executive Officer of HSBC Middle East Ltd., a global financial institution. Prior to that, he was President of HSBC Bank Brazil, President and Chief Executive Officer of HSBC Strategic Investments Inc., HSBC USA Inc., HSBC Bank USA and HSBC Bank Canada.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee Risk Management Committee	6 of 7 8 of 9 4 of 4	86% 89% 100%	90%		Brookfield Asset Management Inc.	2010 - Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	13,000	5,194	18,194	668,978
2012	7,000	2,906	9,906	311,681	450,180	Met
Change	6,000	2,288	8,288	357,297

Brookfield Asset Management Inc. | 2013 Management Information Circular	11

James A. Pattison, O.C., O.B.C.

Age: 84

Vancouver,

British Columbia,

Canada

Director since: 2006

(Independent) (a)

Areas of Expertise:

Chief executive

Financial acumen

Governance

Government and public policy

Growth initiatives

Industry sectors – diversified consumer products, forest products, manufacturing, communications

Mr. Pattison is Managing Director, Chief Executive Officer and Chairman of The Jim Pattison Group, a diversified consumer-oriented company. He is also a director of Canfor Corporation, Sun-Rype Products Ltd. and the Ronald Reagan Presidential Foundation.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Management Resources and Compensation Committee	7 of 7 3 of 3	100% 100%	100%		Brookfield Asset Management Inc. Canfor Corporation Sun-Rype Products Ltd. BCE Inc.	2006 - Present 2003 - Present 2008 - Present 2005 - 2009
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	225,000	33,444	258,444	9,502,998
2012	225,000	28,506	253,506	7,976,362	450,180	Met
Change	—	4,938	4,938	1,526,636

Seek Ngee Huat Age: 63 Singapore Director since: 2012 (Independent) (a) Areas of Expertise: Financial acumen International experience Industry sectors – real estate

N.H. Seek is an advisor to the Government of Singapore Investment Corporation Pte Ltd. (GIC) Group Executive Committee and Chairman of its Latin American Business Group (GIC is a sovereign wealth fund established by the government of Singapore). He serves as a director on the board of Global Logistic Properties Ltd. He is the Management Board Chairman, National University of Singapore Institute of Real Estate Studies and is a Senior Advisor to Oibtuac Land Group.

	Board/Committee Membership		Attendance (j)	Total %		Public Board Membership During Last Five Years
						Brookfield Asset Management Inc. Global Logistic Properties Ltd. Banco BTG Pactual S.A. BTG Pactual Participations Ltd. Fraser & Neave Ltd.	2012 - Present 2010 - Present 2012 - 2012 2012 - 2012 2011 - 2013
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2013	—	598	598	22,006
	2012	—	—	—	—	450,180	November 9,
	Change	—	598	598	22,006		2017

12	Brookfield Asset Management Inc. | 2013 Management Information Circular

Diana L. Taylor Age: 57 New York, New York, U.S.A. Director since: 2012 (Independent) (a) Areas of Expertise: Governance Growth initiatives Industry sectors – Real Estate

Ms. Taylor is a managing director of Wolfensohn & Co., a global emerging markets private equity firm. She previously served as the Superintendent of Banks for the State of New York; Deputy Secretary to the Governor of New York; Chief Financial Officer for the Long Island Power Authority; an investment banker with Smith Barney and Lehman Brothers; and as a founding partner of M.R. Beal & Company. Ms. Taylor’s other corporate board memberships include Citigroup Inc. and Sotheby’s.

	Board/Committee Membership		Attendance (i)	Total %		Public Board Membership During Last Five Years
	Board of Directors	4 of 4	100%	100%		Brookfield Asset Management Inc. Citigroup Inc. Sotheby’s Brookfield Office Properties Inc.	2012 - Present 2009 - Present 2007 - Present 2007 - 2012
	Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	2013	—	2,798	2,798	102,894
	2012	—	—	—	—	450,180	May 10, 2017
	Change	—	2,798	2,798	102,894

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class B Limited Voting Shares.

Philip B. Lind, C.M.

Age: 69

Toronto, Ontario,

Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Governance

Government and public policy

International experience Legal acumen

Industry sectors – communications, real estate, power, consumer products

Mr. Lind is one of the founders and currently Vice-Chairman and a director of Rogers Communications Inc., a diversified communications company. Mr. Lind is a director of Central Canadian Public TV Association, CPAC Network and Tuckamore Capital Management Inc. He is also a board member of the Council for Business and the Arts, The Power Plant, the Art Gallery of Ontario, the Vancouver Art Gallery and the Atlantic Salmon Federation.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Governance and Nominating Committee	7 of 7 3 of 3	100% 100%	100%		Brookfield Asset Management Inc. Rogers Communications Inc. Tuckamore Capital Management Inc.	1994 - Present 1979 - Present 2011 - Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	75,363	63,257	138,620	5,097,041
2012	45,563	57,848	103,411	3,253,756	450,180	Met
Change	29,800	5,409	35,209	1,843,285

Brookfield Asset Management Inc. | 2013 Management Information Circular	13

Lord O’Donnell

Age: 60

London, United Kingdom

Director Nominee

(Independent) (a)

Areas of Expertise:

Financial acumen

Governance

Government and public policy

International experience Industry sector – financial services

Lord O’Donnell served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, he served as Permanent Secretary of the Treasury from 2002 to 2005. Since June 2012, Lord O’Donnell has served as a strategic advisor to TD Bank Group. He is an economist by training and was a lecturer at the University of Glasgow until entering public service by joining Her Majesty’s Treasury in 1979. In the late 1990s, Lord O’Donnell was the UK’s Executive Director to both the IMF and World Bank, before returning to the Treasury.

Board/Committee Membership		Attendance (j)	Total %		Public Board Membership During Last Five Years
None
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	—	—	—	—
2012	—	—	—	—	450,180	May 9, 2018
Change	—	—	—	—

George S. Taylor (h)

Age: 72

St. Marys, Ontario,

Canada

Director since: 1994

(Independent) (a)

Areas of Expertise:

Chief executive

Governance

Financial acumen

Industry sector – food, beverage and entertainment

Mr. Taylor is a former director and Audit Committee Chair of several public corporations and non-profit cultural and health care organizations. Mr. Taylor has served as a director and Audit Committee Chairman of the Ontario Arts Council and as a governor and Chairman of the Stratford Festival and the John P. Robarts Research Institute.

Board/Committee Membership		Attendance	Total %		Public Board Membership During Last Five Years
Board of Directors Audit Committee, Chair	7 of 7 9 of 9	100% 100%	100%		Brookfield Asset Management Inc.	1994 - Present
Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	Total Value of Shares and DSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
2013	199,548	52,983	252,531	9,285,578
2012	199,548	49,575	249,123	7,838,467	450,180	Met
Change	—	3,408	3,408	1,447,111

14	Brookfield Asset Management Inc. | 2013 Management Information Circular

Jeffrey M. Blidner

Age: 65

Toronto, Ontario,

Canada

Director Nominee

(Management) (c)

Areas of Expertise:

Governance

Legal acumen

Strategic planning acumen

Industry sectors –

property, power,

infrastructure

Mr. Blidner is a Senior Managing Partner of the Corporation and is responsible for strategic planning as well as transaction execution. He is also the Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Renewable Energy Partners L.P., a director of Rouse Properties, Inc. and a director of Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

Board/Committee Membership		Attendance (j)		Total %		Public Board Membership During Last Five Years
						Brookfield Infrastructure Partners L.P. Brookfield Renewable Energy Partners L.P. Rouse Properties, Inc.	2008 - Present 2011 - Present 2012 - Present
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Appreciation Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)		DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	Direct/ Indirect	Pro Rata Interest (k)
2013	891,231	3,150,929	1,230,660	5,272,820	193,881,594
2012	613,770	2,944,339	1,226,189	4,784,298	150,514,000	2,501,000	Met
Change	277,461	206,590	4,471	488,522	43,367,584
Options Held (e)
Total Unexercised (#)					Total Value of Unexercised Options ($) (g)
1,222,500					17,305,064

Jack L. Cockwell (h)

Age: 72

Toronto, Ontario,

Canada

Director since: 1979

(Affiliated) (b)

Areas of Expertise:

Chief executive

Growth initiatives

Financial acumen

Industry sectors –

property, power,

infrastructure

Mr. Cockwell is Group Chair of the Corporation and is a director on the boards of Brookfield Office Properties Inc. and Norbord Inc. Mr. Cockwell is also a director of Astral Media Inc., Teck Resources Limited and Waterfront Toronto Corporation, and a governor of the Royal Ontario Museum and Ryerson University.

Board/Committee Membership		Attendance		Total %		Public Board Membership During Last Five Years
Board of Directors		7 of 7	100%	100%		Astral Media Inc. Brookfield Asset Management Inc. Brookfield Office Properties Inc. Norbord Inc. Teck Resources Limited Brookfield Renewable Power Inc. Fraser Papers Inc.	1997 - Present 1979 - Present 1999 - Present 1987 - Present 2009 - Present 2009 - 2010 2004 - 2009
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Appreciation Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)		DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	Direct/ Indirect	Pro Rata Interest (k)
2013	11,449,421	4,933,385	1,072,239	17,455,045	641,821,996
2012	11,691,791	4,830,189	1,066,524	17,588,504	553,408,643	450,180	Met
Change	(242,370)	103,196	5,715	(133,459)	88,413,353
Options Held (e)
Total Unexercised (#)					Total Value of Unexercised Options ($) (g)
420,401					7,527,181

Brookfield Asset Management Inc. | 2013 Management Information Circular	15

J. Bruce Flatt Age: 47 Toronto, Ontario, Canada Director since: 2001 (Management) (c) Areas of Expertise: Chief executive Industry sectors – property, power, infrastructure

Mr. Flatt is the Chief Executive Officer of the Corporation. On behalf of the Corporation, he is the Chairman and a director of General Growth Properties, Inc. Mr. Flatt does not sit on any external corporate boards. Mr. Flatt joined Brookfield in 1990.

	Board/Committee Membership		Attendance		Total %		Public Board Membership During Last Five Years
	Board of Directors		7 of 7	100%	100%		Brookfield Asset Management Inc. General Growth Properties Inc. Brookfield Incorporações S.A. Brookfield Office Properties Inc. (l) Brookfield Residential Properties Inc.	2001 - Present 2010 - Present 2011 - 2012 2011 - 2012 2002 - 2010
	Number of Shares, Restricted Shares, Deferred Share Units (DSUs) and Restricted Share Appreciation Units (RSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Limited Voting Shares (#)		DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
		Direct/ Indirect	Pro Rata Interest (k)
	2013	3,753,754	12,448,176	1,483,113	17,685,043	650,279,076
	2012	3,757,885	10,459,554	1,477,323	15,694,762	493,823,522	2,501,000	Met
	Change	(4,131)	1,988,622	5,790	1,990,281	156,455,554
	Options Held (e)
	Total Unexercised (#)					Total Value of Unexercised Options ($) (g)
	1,997,500					29,172,188

Robert J. Harding,

F.C.A. (h)

Age: 55

Toronto, Ontario,

Canada

Director since: 1992

(Affiliated) (b)

Areas of Expertise:

Governance

Financial acumen

Government and public policy

Industry sectors – power, infrastructure, resources, financial services

Mr. Harding currently serves as Chair, Brookfield Global Advisory and was Non-Executive Chair of the Corporation from 1997 to August 2010. He is director and Chairman of Norbord Inc., and director and Chair of NexJ Systems Inc. He is also a director of Manulife Financial Corporation, Chair of the Board of Governors of the University of Waterloo, Chair of the Board of Trustees of the Hospital for Sick Children, as well as a trustee of the Art Gallery of Ontario.

	Board/Committee Membership		Attendance		Total %		Public Board Membership During Last Five Years
	Board of Directors		6 of 7	86%	86%		Brookfield Asset Management Inc. Manulife Financial Corporation NexJ Systems Inc. Norbord Inc. Fraser Papers Inc. Western Forest Products Inc.	1992 - Present 2008 - Present 2006 - Present 1998 - Present 2004 - 2009 2006 - 2009
	Number of Shares, Restricted Shares, Deferred Share Units (DSUs) and Restricted Share Appreciation Units (RSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Limited Voting Shares (#)		DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Share Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
		Direct/ Indirect	Pro Rata Interest (k)
	2013	720,800	121,009	497,333	1,339,142	49,240,238
	2012	720,800	504,806	491,563	1,717,169	54,029,383	450,180	Met
	Change	—	(383,797)	5,770	(378,027)	(4,789,145)

16	Brookfield Asset Management Inc. | 2013 Management Information Circular

David W. Kerr (h)

Age: 69

Toronto, Ontario,

Canada

Director since: 1987

(Affiliated) (b)

Areas of Expertise:

Chief executive

Financial acumen

International experience

Industry sectors –

resources, financial

services

Mr. Kerr is Managing Partner, Edper Financial Group, an investment holding company. He is a director of Research In Motion Limited, Sun Life Financial Inc. and Halmont Properties Corporation. Mr. Kerr is also a director of the Canadian Special Olympics Foundation and an Advisory Board member of York University’s Schulich School of Business.

Board/ Committee Membership		Attendance		Total %	Public Board Membership During Last Five Years
Board of Directors Risk Management Committee	7 of 7 4 of 4	100% 100%		100%	Brookfield Asset Management Inc. Halmont Properties Corporation Research In Motion Limited Sun Life Financial Inc. Canwest Global Communications Corp.		1987 - Present 2009 - Present 2007 - Present 2004 - Present 2007 - 2010
Number of Shares, Deferred Share Units (DSUs) and Restricted Share Appreciation Units (RSUs) Beneficially Owned, Controlled or Directed
Year	Class A Limited Voting Shares (#)		DSUs and RSUs (#)	Total Number of Shares, DSUs and RSUs (#)	Total Value of Shares, DSUs and RSUs ($) (d)	Shares Ownership Guideline ($) (e)	Date at which Ownership Guideline is to be Met
	Direct/ Indirect	Pro Rata Interest (k)
2013	2,227,952	1,409,491	10,956	3,648,399	134,151,645
2012	2,080,602	2,898,113	9,681	4,988,396	156,956,009	450,180	Met
Change	147,350	(1,488,622)	1,275	(1,339,997)	(22,804,364)

Note:

(a)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of the Canadian Securities Administrator’s National Instrument 58-101 - Disclosure of Corporate Governance Practices.

(b)

“Affiliated” refers to director nominees who have current or recent interests in the Corporation’s principal shareholder, Partners Limited, or director nominees who do not meet the definition of “Unaffiliated Director” in the Charter of the Board of Directors (see Appendix A of this Circular).

(c)

“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation and Mr. Blidner is a Senior Managing Partner of the Corporation. Messrs. Blidner and Flatt will not receive compensation in their capacity as directors of the Corporation in 2013 (see “Director Compensation” on page 34 of this Circular).

(d)

Based on the closing price of a Class A Limited Voting Share on the TSX on March 12, 2012 of $31.46 (C$31.23 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$1.0075) and March 20, 2013 of $36.77 (C$37.73 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9746).

(e)

The Share Ownership Guideline for directors is three times the Annual Director’s Retainer. See “Director Share/DSU Ownership Requirements” on page 37 of this Circular. As members of the Management Committee of the Corporation, Messrs. Blidner and Flatt are required to hold Class A Limited Voting Shares or DSUs with a value equal to five times their Base Salaries. See “Share Ownership Guidelines” on page 44 of this Circular. The value of three times the Annual Director’s Retainer for each director and five times Base Salary for Messrs. Blidner and Flatt, converted at the average exchange rate for 2012 of C$1.00 = US$1.0004, is $450,180 and $2,501,000, respectively.

(f)

In November 2003, the Board approved an amendment to the Corporation’s 1997 Management Share Option Plan to exclude non-management directors from participation in this plan, except for options granted to such directors prior to that date. Accordingly, non-management directors are not eligible to receive further options to acquire Class A Limited Voting Shares. See pages 34 to 36 of this Circular for information on the directors’ option awards as at December 31, 2012.

(g)	Based on the closing price of a Class A Limited Voting Share on the TSX on March 20, 2013 of $36.77 (C$37.73 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9746).
(h)

Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Mr. Kerr was a director of Canwest Global Communications Corp. (“Canwest”) when Canwest and certain of its subsidiaries voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in October 2009. Mr. Liebman was a director of Tarragon Realty Corp. when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2009. Mr. Taylor was a director of Noble China Inc. when a formal restructuring proposal was made by the company pursuant to the Companies’ Creditors Arrangement Act (Canada) in September 2003. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, the Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

(i)	Ms. Taylor was first elected as a director on May 10, 2012 and therefore she was only eligible to attend four meetings of the Board in 2012.
(j)

Dr. Seek was appointed by the Board as director on November 9, 2012 and was therefore not eligible to attend any Board of Directors meetings in 2012 as a director. Lord O’Donnell and Mr. Blidner are not currently directors of Brookfield and were therefore not eligible to attend any meetings of the Board in 2012 as a director.

(k)

The figures in this column represent the pro rata interests in Class A Limited Voting Shares held by Partners Limited, BAM Investments Corp. and a BAM Holdings Corp. (as described on page 43 of this Circular), but not the pro rata interests in Class B Limited Voting Shares held by these directors. (See “Principal Holders of Voting Shares” on page 6 of this Circular.)

(l)	Mr. Flatt previously served on the board of directors of Brookfield Office Properties Inc. from 1996-2009.

Brookfield Asset Management Inc. | 2013 Management Information Circular	17

Director Ownership in Corporate Subsidiaries

The following is a description of the voting securities in subsidiaries of the Corporation beneficially owned or controlled by director nominees:

Mr. Cockwell beneficially owns or exercises control over 332,910 common shares of Brookfield Office Properties Inc., 82,828 common shares of Brookfield Residential Properties Inc. and 16,984 common shares of Norbord Inc. Mr. Flatt beneficially owns or exercises control over 261,610 common shares of Brookfield Office Properties Inc., 35,060 common shares of Brookfield Residential Inc. and 500 common shares of Norbord Inc. Mr. Harding beneficially owns or exercises control over 300 common shares of Norbord Inc. Mr. Kerr beneficially owns or exercises control over 3,140 common shares of Brookfield Residential Properties Inc. Mr. Liebman beneficially owns or exercises control over 200 common shares of Brookfield Office Properties Inc. and 46 common shares of Brookfield Residential Properties Inc. Mr. Lind beneficially owns or exercises control over 3,900 common shares of Brookfield Office Properties Inc. Ms. Taylor beneficially owns or exercises control over 1,000 common shares of Brookfield Office Properties Inc.

Director Attendance

During 2012, the Board of Directors and its Committees held 26 meetings in total, which comprised four regularly scheduled meetings of the Board, one meeting to review the Corporation’s annual business plan and long-term strategic plan; two special meetings of the Board which were called on relatively short notice to deal with specific items of business; five regularly scheduled meetings of the Audit Committee; four special meetings of the Audit Committee to deal with specific items of business; three meetings of the Governance and Nominating Committee; three meetings of the Management Resources and Compensation Committee; and four meetings of the Risk Management Committee. Director attendance at these meetings is shown in the tables on pages 9 to 17 of this Circular. Private sessions of the independent directors without management and affiliated directors present were held after all regularly scheduled and special Board and Committee meetings.

James K. Gray was re-elected as a director of the Corporation at the Corporation’s Annual and Special Meeting on May 10, 2012, and served on the Board until he retired in November 2012. Mr. Gray attended seven of the seven Board Meetings that he was eligible to attend in 2012.

Jack Mintz was re-elected as a director of the Corporation at the Corporation’s Annual and Special Meeting on May 10, 2012, and served on the Board until he retired in December 2012. Dr. Mintz attended six of the seven Board Meetings that he was eligible to attend in 2012.

Trevor Eyton was re-elected as a director of the Corporation at the Corporation’s Annual and Special Meeting on May 10, 2012, and he is not standing for the re-election at the meeting on May 9, 2013. Mr. Eyton attended seven of the seven Board Meetings that he was eligible to attend in 2012.

Seek Ngee Huat was appointed by the Board as a director of the Corporation in November 2012 and he was not eligible to attend any of the Board Meetings in 2012 as a director.

3.      APPOINTMENT OF EXTERNAL AUDITOR

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its reporting issuer subsidiaries (other than Brookfield Renewable Energy Partners L.P.). Deloitte and its predecessors have served as the external auditor of the Corporation since 1981. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Limited Voting Shares and by a majority of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares in favour of reappointing Deloitte LLP, Independent Registered Chartered Accountants, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

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Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2012 by Deloitte amounted to approximately $32.5 million, of which $29.9 million represented audit and audit-related fees. From time to time, Deloitte also provides consultative and other non-audit services to the Corporation and its subsidiaries and affiliates. In November 2002, the Audit Committee adopted a policy regarding the provision of non-audit services by the external auditor. This policy, which is periodically reviewed and updated, requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation and its consolidated subsidiaries for the fiscal years ended December 31, 2012 and December 31, 2011.

	2012			2011
$ millions	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total

Audit	2.1	20.4	22.5	3.2	25.0	28.2
Audit-related	0.5	6.9	7.4	0.3	9.1	9.4
Tax	—	0.2	0.2	—	0.2	0.2
All other fees	0.4	2.0	2.4	0.3	0.6	0.9

Total fees	3.0	29.5	32.5	3.8	34.9	38.7

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.      ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation’s approach to executive compensation are disclosed in the Report on Executive Compensation beginning on page 37 of this Circular.

In 2012, the Board adopted a policy of giving shareholders the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation, which was renewed by the Board in 2013. This policy reflects the Corporation’s ongoing efforts to both meet its objectives and ensure a high level of shareholder engagement. The Corporation is not holding a separate vote on golden parachutes as the Corporation has not entered into any contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with its Named Executive Officers. The Board unanimously recommends that shareholders vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this Circular provided in advance of the 2013 annual meeting of shareholders of the Corporation.

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Shareholder Approval

Because this is an advisory vote, the results will not be binding upon the Board. However, the Board and the Management Resources and Compensation Committee will take into account the results of the vote when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so directly or through the Corporate Secretary of the Corporation.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated in the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance of Brookfield relates to the activities of the Board who are elected by and are accountable to the shareholders, and takes into account the role of the Corporation’s Executive Officers who are appointed by the Board and who are charged with the ongoing management of the Corporation. (See “Compensation Discussion and Analysis” on page 37 of this Circular for the meaning of “Executive Officer”.) The Board encourages prudent corporate governance practices designed to promote the long-term well-being and ongoing development of the Corporation, having always as its ultimate objective the best interests of the Corporation.

The Board is of the view that the Corporation’s corporate governance policies and practices, as outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators and the Toronto Stock Exchange. The Board is also of the view that these policies and practices are consistent with the requirements of the U.S. Securities and Exchange Commission, the New York Stock Exchange (“NYSE”) and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

BOARD OF DIRECTORS

Mandate of the Board

Brookfield’s Board of Directors oversees the management of the Corporation’s affairs directly and through four existing standing committees (the “Committees”). The responsibilities of the Board and each Committee are set out in written charters, which are reviewed and approved annually. The Board’s Charter is set out in full in Appendix A commencing on page A-1 of this Circular. These charters are also posted on the Corporation’s website, www.brookfield.com under The Company/Corporate Governance.

In fulfilling its mandate, the Board is, among other things, responsible for the following:

—	overseeing the Corporation’s overall long-term strategic-planning process and reviewing and approving its annual business plan;

—	assessing the principal risks of the Corporation’s businesses and reviewing, approving and monitoring the systems in place to manage these risks;

—	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

—	appointing the Chief Executive Officer (the “CEO”), overseeing the selection of other members of senior management and reviewing succession planning;

—	assessing management’s performance against approved business plans;

—	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;

—	promoting effective corporate governance; and

—

safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources, including through approving issuances of debt and equity securities and setting an appropriate dividend policy.

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Meetings of the Board

The Board meets at least once in each quarter, with additional meetings held to consider specific items of business or as otherwise deemed necessary. The Board also meets annually to review the Corporation’s annual business plan and long-term strategy. In 2012, there were four regularly scheduled meetings, two special meetings to review and approve specific strategic initiatives and a Board strategy session. Four quarterly meetings and one strategy session are scheduled for 2013. Meeting frequency and agenda items may change depending on the opportunities or risks faced by the Corporation. The agenda for regularly scheduled Board meetings is set by the Chair of the Board (the “Chair”), with input from the CEO and Chief Financial Officer (the “CFO”), prior to circulation to the full Board.

Director Meetings without Management and Affiliated Directors

Private sessions of the independent directors without management and affiliated directors present are held after all Board meetings, chaired by the Chair, who reports back to the CEO on any matters requiring action by management. Private sessions of the Committees without management and affiliated directors present are also held after all Committee meetings, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Size and Composition of the Board

The Board of Directors currently has 15 directors with one vacancy, which will be filled at the meeting. The Corporation considers this to be an appropriate number at this time, given the diversity of its operations and the need for a variety of experience and backgrounds to provide for an effective and efficient Board.

The Corporation has two classes of equity shares outstanding:

—	Class A Limited Voting Shares; and

—	Class B Limited Voting Shares.

The holders of the Class A Limited Voting Shares are entitled to elect one-half of the Board and the holders of the Class B Limited Voting Shares are entitled to elect the other one-half of the Board. The Corporation has cumulative voting procedures which entitle shareholders to cumulate their votes in the election of directors. See “Cumulative Voting for Directors” on page 8 of this Circular for further information on cumulative voting. The Corporation also has a majority voting policy, requiring that each director nominee receive the support of a majority of the votes of the class of shareholders entitled to elect such director or submit his or her resignation to the Board for consideration. See “Majority Voting for Directors” on page 8 of this Circular for further information on majority voting.

Independent Directors

The Board has a policy that at least a majority of its directors should be independent directors in order to ensure that the Board’s interests are closely aligned with its shareholders. The following table describes the independence status of the directors standing for election at the Meeting.

Independence Status of the Nominated Directors
	Independent	Affiliated	Management	Reason for Affiliated or Management Status

Jeffrey M. Blidner			✓	Mr. Blidner is a shareholder of Partners Limited and a Senior Managing Partner of the Corporation
Jack L. Cockwell		✓		Mr. Cockwell is a shareholder and director of Partners Limited
Marcel R. Coutu	✓
J. Bruce Flatt			✓	Mr. Flatt is a shareholder of Partners Limited and CEO of the Corporation
Robert J. Harding		✓		Mr. Harding is a shareholder of Partners Limited
Maureen Kempston Darkes	✓
David W. Kerr		✓		Mr. Kerr is a shareholder and director of Partners Limited
Lance Liebman	✓
Philip B. Lind	✓
Frank J. McKenna	✓
Youssef A. Nasr	✓
Lord O’Donnell	✓
James A. Pattison	✓
Seek Ngee Huat	✓
Diana L. Taylor	✓
George S. Taylor	✓

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The Corporation surveys its directors annually to obtain information necessary to make a determination regarding their independence. Following a review of this information, the Governance and Nominating Committee recommends to the Board a specific determination regarding the directors considered to be independent. The Board considers that 11 of the 16 directors standing for election at the meeting, comprising approximately 70% of the Board, are independent based on the above criteria. These independent director nominees include nine current directors elected at the 2012 Annual and Special Meeting of Shareholders: Marcel Coutu, Maureen Kempston Darkes, Lance Liebman, Philip Lind, Frank McKenna, Youssef Nasr, James Pattison, Diana Taylor and George Taylor; one current director, Seek Ngee Huat, who is standing for election for the first time; and one proposed new director, Lord O’Donnell. The Board considers that all of these 11 independent director nominees are also free of any interest in or current or recent relationship with the Corporation’s largest owner of Class A Limited Voting Shares and sole owner of Class B Limited Voting Shares, Partners Limited, and its shareholders.

Of the other five director nominees, comprising approximately 30% of the Board, Jeffrey Blidner and Bruce Flatt are considered to be management directors as they are both current members of management of the Corporation, and Jack Cockwell, Robert Harding and David Kerr are considered to be affiliated directors since they have current interests in Partners Limited and do not meet the definition of an “Unaffiliated Director” in the Charter of the Board of Directors (see Appendix A of this Circular). Mr. Flatt is the CEO and Mr. Blidner is a Senior Managing Partner of the Corporation.

Information on each of the 16 proposed nominees for election at the meeting is set out on pages 9 to 17 of this Circular.

Areas of Director Expertise

The Corporation endeavours to ensure that the Board of Directors is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories:

—	currently or recently a chief executive officer of a public or major privately held corporation;

—	experience in growth initiatives;

—	knowledge of government and public policy;

—	expertise in board governance;

—	financial acumen, including senior executive experience in financial accounting and reporting;

—	legal acumen;

—	international experience, particularly in the Corporation’s locations of business; and

—	experience in one or more industry sectors.

The results of this survey are reviewed by the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”) as a basis for identifying additional areas of expertise to be addressed in recruiting new directors. The key areas of expertise of the 16 proposed nominees for election to the Board at the meeting are set out on pages 9 to 17 of this Circular.

Interlocking Directorships

Board interlocks exist when two directors of one company sit on the board of another company. Committee interlocks exist when two directors sit together on another board and are also members of the same board committee.

The Corporation has a formal procedure in place regarding interlocking directorships. The Governance and Nominating Committee conducts an annual evaluation of director independence that includes identifying and evaluating interlocking board and committee memberships among all directors. In February 2013, the Governance and Nominating Committee determined that no interlocking board or committee membership existed that could be expected to impact the ability of interlocking directors to act independently from each other and to act in the Corporation’s best interests.

There are currently no board or committee interlocks among the Corporation’s independent directors. Certain of the Board’s management and affiliated director nominees represent the Corporation’s interests on the boards of certain of its operating affiliates. In this capacity, Messrs. Cockwell and Harding both represent the Corporation on the board of Norbord Inc, and no other board interlocks exist.

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The Corporation considers that the participation of these management and affiliated directors on the boards of its affiliates is an essential part of the Corporation’s role in providing oversight to its investments and does not represent any conflict with their roles as directors of the Corporation. Messrs. Cockwell and Harding do not receive any compensation for their roles as directors of Norbord Inc. An aggregate payment is made annually by Norbord Inc. to the Corporation for services provided by Messrs. Cockwell and Harding.

Through its representatives on the boards of its operating affiliates, the Corporation endeavours to play an active role in setting long-term strategic plans, reviewing management succession plans and assessing performance against approved business plans of these affiliates. Through these representatives, the Corporation also endeavours to safeguard the interests of its shareholders by participating in the decisions of its affiliates regarding the issuance of treasury shares, the payment of dividends and the optimum use of capital resources.

Director Orientation and Education

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s business, led by executives responsible for or familiar with these operations. This includes one presentation each quarter that provides directors with an in-depth analysis of one of the Corporation’s businesses in order to further educate the directors about Brookfield. In addition, presentations on new developments and trends in corporate governance and director fiduciary duties are provided as appropriate. Site visits are held periodically to provide an opportunity for directors to learn about the Corporation’s major operations. Directors are encouraged to suggest topics for discussion or special presentations at regularly scheduled Board meetings and the annual Board strategy session. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and director and management presentations on selected topics of interest.

New directors are provided with a comprehensive orientation package on or prior to their election or appointment to the Board. This package includes information on the Corporation’s corporate governance practices, expectations of directors, board and committee framework and businesses. New directors have private educational meetings with the Chair, CEO and other members of senior management when they join or prepare to join the Board.

Board Renewal

The Corporation does not have a mandatory age for the retirement of directors and there are no term limits. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board. The Corporation has an active Board renewal program in place which is reflected by the fact that 3 of 16 director nominees at the meeting are standing for election for the first time. The Chair of the Governance and Nomination Committee leads the effort to identify and recruit candidates to join the Board in current and future years, with a focus on enhancing the Board’s diversity. Assuming all director nominees are elected at the meeting, 10 new directors will have joined the Board over the past ten years.

Director Expectations

The Board has adopted a Charter of Expectations for Directors, which sets out the Corporation’s expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the Board or its Committees, bring these to the attention of the Board or Committee Chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the Board if they become unable to attend at least 75% of the Board’s regularly scheduled meetings, or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact the Corporation or their ability to serve as director. This Charter is reviewed annually and a copy is posted on the Corporation’s website, www.brookfield.com under The  Company/Corporate Governance. Further information on director share ownership requirements is set out under “Director Share/DSU Ownership Requirements” commencing on page 37 of this Circular.

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COMMITTEES OF THE BOARD

The Board of Directors believes that its Committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has four Committees:

—	the Audit Committee;

—	the Governance and Nominating Committee;

—	the Management Resources and Compensation Committee (the “Compensation Committee”); and

—	the Risk Management Committee.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by the Board of Directors. The Charters of these Committees and the Position Descriptions of each Committee Chair can be found on the Corporation’s website, www.brookfield.com under The Company/Corporate Governance. It is the Board’s policy that all members of these Committees, except members of the Risk Management Committee, must be independent and affiliated directors, as described above. The Risk Management Committee must consist of a majority of independent and unaffiliated directors. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit Committee, the Governance and Nominating Committee, the Compensation Committee and the Risk Management Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal controls and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents prior to their approval by the full Board and release to the public including, among others, the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor. The Audit Committee meets regularly in private session with the Corporation’s external auditors and internal audit function, without management present, to discuss and review specific issues as appropriate. The Audit Committee met nine times in 2012.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Also, in February 2007, the Audit Committee adopted a requirement that all its members disclose any form of association with a present or former internal or external auditor of the Corporation, in addition to the current requirement to disclose a professional or employment relationship to the Governance and Nominating Committee for a determination as to whether this association affects the independent status of the director.

At March 20, 2013, the Audit Committee was comprised of the following three directors, George Taylor (Chair), Marcel Coutu, and Youssef Nasr, all of whom meet the additional criteria for independence described above. The Board considers that all three members of the Audit Committee are financially literate and designated financial experts. Messrs. Coutu, Nasr and Taylor served on the Audit Committee throughout 2012. Dr. Jack Mintz, an independent director of the Corporation until his retirement on December 31, 2012, also served as a member of the Audit Committee throughout 2012.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 – Audit Committees, see the “Audit Committee Information” section on pages 27 to 28 of our 2013 Annual Information Form which is available on SEDAR at www.sedar.com.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance and Nominating Committee met three times in 2012.

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The Governance and Nominating Committee reviews annually the guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

The Governance and Nominating Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis. The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors, consisting of questionnaires, private interviews by the Chair with each director, and a report from the Chair of the Governance and Nominating Committee.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board (which include, among others, the categories of director expertise described above) to ensure that the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and Board effectiveness.

The Governance and Nominating Committee reviews, at least once a year, the composition of the Board’s Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for its independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members. The Corporation’s CEO does not participate in this process.

At March 20, 2013, the Governance and Nominating Committee was comprised of the following four directors, Frank McKenna (Chair), Trevor Eyton, Lance Liebman and Philip Lind, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. McKenna, Eyton, Liebman and Lind served on the Governance and Nominating Committee throughout 2012. Mr. Eyton is not standing for re-election to the Board in 2013 and will not be replaced as a member of the Governance and Nominating Committee following the meeting.

Management Resources and Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to the Board on management resource planning, including succession planning and proposed senior management appointments, the job descriptions and annual objectives of senior executives, the form of executive compensation in general, and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon to the Board. The Compensation Committee met three times in 2012.

The Board has adopted a stringent test of independence of all members of the Compensation Committee, which mirrors the listing standard of the NYSE set to take effect in 2014. Additionally, the Compensation Committee evaluates the independence of any advisor it retains utilizing the independence test set forth by the NYSE that is to go into effect on July 1, 2013. In February 2007, the Board restricted the criteria for membership on the Compensation Committee by requiring that not more than one third of its members are acting chief executive officers of any publicly-traded corporation, partnership, trust or other entity.

At March 20, 2013, the Compensation Committee was comprised of the following three directors, Lance Liebman (Chair), Maureen Kempston Darkes and James Pattison, all of whom are independent directors in the more restricted sense described above. Only one of the Compensation Committee’s three directors, Mr. James Pattison, who is the chief executive officer of The Jim Pattison Group, a private company, is currently a chief executive officer. Messrs. Liebman and Pattison and Ms. Kempston Darkes served on the Compensation Committee throughout 2012.

For more information about the Compensation Committee, see “Composition and Mandate of the Compensation Committee” on page 37 of this Circular.

Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, strategic and business risks, and the steps management has taken to monitor and control such risk exposures. It reviews annually the guidelines which apply to the Corporation’s treasury and risk management activities and also oversees the Corporation’s overall risk management activities. The Committee

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regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2012.

At March 20, 2013, the Risk Management Committee was comprised of the following three directors, Maureen Kempston Darkes (Chair), David Kerr and Youssef Nasr, all of whom are independent directors except for Mr. Kerr, who is considered an affiliated director. Ms. Kempston Darkes and Messrs. Kerr and Nasr served on the Risk Management Committee throughout 2012. Mr. James K. Gray, an independent director of the Corporation until his retirement on November 8, 2012, also served as a member of the Risk Management Committee at all four Risk Management Committee meetings in 2012.

Reporting

To enhance disclosure of the responsibilities and activities of the Board’s Committees, the respective Committee Chair provides a report to the Board; each quarter, in the case of the Audit Committee and Risk Management Committee, and after a quarterly meeting if one has taken place, in the case of the Governance and Nominating Committee and Compensation Committee. Additionally, on an annual basis each Committee provides a report to shareholders highlighting its achievements during the prior year. These reports begin on page 29 of this Circular.

BOARD, COMMITTEE AND DIRECTOR EVALUATION

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its Committees and individual directors. Each year, a survey is sent to independent directors regarding the effectiveness of the Board and its Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. Each independent director also receives a list of questions for completing a self-assessment. Each independent, affiliated and management director is required to complete a skill-set evaluation which is utilized by the Governance and Nominating Committee for planning purposes. The Chair holds private interviews with each director annually to discuss the operations of the Board and its Committees and to provide any feedback on the individual director’s contributions. The Chair reports on these interviews to the Governance and Nominating Committee as a basis for recommending the directors to be nominated for election at the next annual meeting of shareholders.

BOARD AND MANAGEMENT RESPONSIBILITIES

Board Positions

There is a formal separation of the positions of Chair and CEO, which are held by Frank McKenna and Bruce Flatt, respectively. The Board has adopted written position descriptions for the Chair and for the CEO, which are summarized below, as well as position descriptions for the Chair of each of the Committees. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, www.brookfield.com under The Company/Corporate  Governance.

The Chair manages the business of the Board and ensures that the functions identified in its Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for the following functions: preparing the agenda for each Board meeting in consultation with the CEO and CFO; ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure and making initial recommendations for Committee appointments; ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its Committees and its individual directors; and working with the CEO and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent and unaffiliated directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon in a timely fashion.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation other than the Chair; and, together with the CFO, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

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Management’s Relationship to the Board

The responsibility of management includes safeguarding the Corporation’s assets and long-term value creation. If management’s performance is found to be inadequate, the Board has the responsibility to bring about change to enable the Corporation to perform satisfactorily. Brookfield’s governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring scrutiny by the Board and its Committees.

The Corporation’s senior management team reports to and is accountable to the Board. The CEO, Bruce Flatt, is also a member of the Board and Jeffrey Blidner, a Senior Managing Partner of the Corporation, is a director nominee at the meeting. At its meetings, the Board regularly engages in a private session with the Corporation’s most senior executives without other members of management present. The Board also meets independently of all management and affiliated directors at the conclusion of every Board meeting, under the leadership of the Chair.

Management and affiliated directors do not sit on any of the Board’s Committees except the Risk Management Committee, on which David Kerr, an affiliated director, sits. Members of management and other directors attend Committee meetings at the invitation of the Committee Chairs. The Committees also meet independently of all members of management and related directors at the conclusion of all Committee meetings.

Management Accountability

The Board of Directors believes in the importance of developing annual business plans to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective utilization of shareholder capital. A meeting of the Board is held each year which is dedicated to reviewing the strategic initiatives and annual business plan submitted by senior management. The Board’s approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the annual business plan are reported to and considered by the Board.

Board and Committee Information

The information provided by management to directors is considered to be critical to director effectiveness. In addition to the reports presented to the Board and its Committees at regularly scheduled and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s strategic plan and the attainment of its objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure Policy is reviewed annually by the Board of Directors and posted on the Corporation’s website, www.brookfield.com under The Company/Conduct Guidelines.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual report, quarterly interim reports and periodic news releases. It also maintains a website that provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders and, in the case of management, the annual investor day, and are available to respond to questions at that time. Shareholders who wish to contact the Chair or other Board members can do so directly or through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at inquiries@brookfield.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls and web casts to discuss the Corporation’s financial results, with a transcript of the calls posted on the Corporation’s website. The Corporation also endeavours to ensure that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

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CODE OF BUSINESS CONDUCT AND ETHICS

It has always been the policy of the Corporation that all its activities be conducted with the highest standards of honesty and integrity and in compliance with all legal and regulatory requirements. The Board of Directors annually reviews and approves the Corporation’s Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its subsidiaries to reflect changes in the Corporation’s business activities and evolving standards and practices. The Code formally sets out guidelines for behaviour and practices and requires all directors, officers and employees to indicate in writing their familiarity with the Code and their agreement to comply with it. The Code is given to all directors, officers and employees when they join the Corporation and a compliance certification is required to be executed. All directors and officers, and employees who, in connection with their duties or as a result of physical location, have access to or are able to obtain material non-public information concerning investment activities of the Corporation, are required to re-certify their adherence to the Code on an annual basis.

The Corporation promotes a culture of ethical business conduct compliance with the Code that is monitored by the Board through its Audit Committee, which receives regular reports on any non-compliance issues from the internal auditor.

The Code is posted on the Corporation’s website, www.brookfield.com under The Company/Conduct Guidelines and is filed on SEDAR at www.sedar.com.

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REPORT OF THE AUDIT COMMITTEE

MANDATE The Audit Committee Charter and the Audit Committee Chair’s position description are available at www.brookfield.com under The Company/Corporate Governance.

The Audit Committee oversees Brookfield’s financial reporting and disclosure and compliance with applicable laws and regulations.

The following is a summary of the Audit Committee’s work during 2012, in accordance with its Charter:

Financial Reporting

	✓	Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information
	✓	Reviewed the appropriateness of and changes to accounting policies and practices
	✓	Reviewed the systems and procedures used in preparing financial statements and reports
	✓	Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting
External Auditor
	✓	Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders
	✓	Evaluated the external auditor’s performance
	✓	Reviewed and approved proposed external audit engagement and fees for the year
	✓	Monitored the independence of and received the external auditor’s report on its independence including disclosure of all engagements and associated fees for non-audit services for the Corporation
	✓	Reviewed and approved the Corporation’s policy on hiring current and former partners and employees from the external auditor
	✓	Reviewed the planned scope of the audit, the areas of special emphasis and the materiality levels proposed to be employed
	✓	Reviewed the results of the audit and discussed the external auditor’s opinion on the Corporation’s accounting controls and the quality of its financial reporting
	✓	Reviewed and approved non-audit services provided by the external auditor
	✓	Reviewed and approved the Corporation’s policy on audit and non-audit services
	✓	Monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee
	✓	Reviewed reports from the external auditor to management on internal control issues identified in the course of its audit and attestation activities
	✓	Required the external auditor to report directly to the Audit Committee
Internal Auditor
	✓	Reviewed the activities of the internal audit function and its reports, including completed audits, follow-up plans for outstanding matters raised and other priorities
	✓	Reviewed the performance of the internal auditor
	✓	Reviewed and approved the internal auditor’s audit plan
	✓	Required the internal auditor to report directly to the Audit Committee
Financial Literacy of Audit Committee Members
	✓	Assessed the financial literacy of each Audit Committee member

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Other Duties and Responsibilities
	✓	Reviewed and approved the Charter of the Audit Committee
	✓	Reviewed and approved the Report of the Audit Committee included in the 2012 management information circular
	✓	Reviewed the Audit Committee’s annual work program
	✓	Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee
	✓	Reviewed the appropriateness of senior management’s expenses
	✓	Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business
	✓	Monitors non-compliance with the Code by reviewing regular reports from the internal auditor
	✓	Met privately after every meeting, and met privately with the external auditor, the internal auditor, and with management after every meeting at which those individuals participated
MEMBERSHIP	George S. Taylor, Chair
Marcel R. Coutu
Youssef A. Nasr
FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the Canadian Securities Administrators (“CSA”) and all are designated financial experts.
INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110, see the “Audit Committee Information” section on pages 27 to 28 of our 2013 Annual Information Form which is available on SEDAR at www.sedar.com.

Auditor’s Fees

See pages 18 to 19 of this Circular for a description of the fees that Deloitte received for services for the year ended December 31, 2012.

The Audit Committee met nine times in 2012. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditor and management.

This report has been adopted and approved by the Audit Committee:

George S. Taylor, Chair; Marcel R. Coutu; and Youssef A. Nasr.

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REPORT OF THE GOVERNANCE AND NOMINATING COMMITTEE

MANDATE

The Governance and Nominating Committee Charter and the Governance and Nominating Committee Chair’s position description are available at www.brookfield.com under The Company/Corporate Governance.

The Governance and Nominating Committee oversees Brookfield’s approach to corporate governance.
The following is a summary of the Governance and Nominating Committee’s work during 2012, in accordance with its Charter:
Composition and Performance of the Board and its Committees
	(i)	Director Nominations
	✓	Reviewed the size and composition of the Board and its Committees
	✓	Reviewed competencies and skills represented on the Board and the skills required in directors and the Board as a whole
	✓	Maintained an “evergreen” list of director nominees, including based on a review of directors serving on the board of directors of the Corporation’s affiliates
	✓	Selected three new candidates to stand as director nominees at the meeting
	✓	Approved eight Class A Limited Voting Share director nominees and eight Class B Limited Voting Share director nominees for election by the shareholders
	(ii)	Evaluation of the Board, its Committees and Individual Directors
	✓	Reviewed the performance of the Board, the Committees and individual directors
	✓	Reviewed the process for evaluating the performance of the Board and the individual directors
	✓	Reviewed and approved the current director appointments to the Committees
Director Compensation
	✓	Reviewed the directors’ share and deferred share unit ownership requirements
	✓	Reviewed compensation paid to independent directors
	✓	Reviewed compensation paid to directors who travel long distances by plane to attend Board and Committee meetings
Disclosure
	✓	Reviewed and approved the Corporation’s Statement of Corporate Governance Practices and other corporate governance disclosure for inclusion in the 2012 management information circular
Other Duties and Responsibilities
	✓	Reviewed and approved the Report of the Governance and Nominating Committee included in the 2012 management information circular
	✓	Reviewed and approved the Corporation’s Investment and Capital Market Policy
	✓	Evaluated the Board and Committee Charters, the Board position descriptions and the Charter of Director Expectations
	✓	Reviewed and approved the Corporation’s Code of Business Conduct and Ethics, Personal Trading Policy, Disclosure Policy and Say on Pay Policy
	✓	Reviewed and approved the Charter of the Governance and Nominating Committee
	✓	Reviewed and approved a form of directors’ indemnification agreement
MEMBERSHIP	Frank J. McKenna, Chair
J. Trevor Eyton
Lance Liebman
Philip B. Lind
INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance and Nominating Committee met three times in 2012.

This report has been adopted and approved by the members of the Governance and Nominating Committee:

Frank J. McKenna, Chair; J. Trevor Eyton; Lance Liebman; and Philip B. Lind.

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REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

MANDATE The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at www.brookfield.com under The Company/Corporate Governance.	The Management Resources and Compensation Committee (the “Compensation Committee”) oversees Brookfield’s management resources and compensation strategy, plans, policies and practices.
The following is a summary of the Compensation Committee’s work during 2012, in accordance with its Charter:
Succession Planning
	✓	Reviewed and assessed the Corporation’s management resource planning
	✓	Reviewed and assessed senior executive performance
	✓	Assessed senior executive succession candidates
	✓	Reviewed the Corporation’s diversity and high-potential executive development initiatives
Executive Compensation Philosophy
	✓	Reviewed the Corporation’s compensation philosophy
	✓	Reviewed the Corporation’s compensation policies related to alignment of interest between its executives and the shareholders
	✓	Assessed the alignment of interests of the members of the Management Committee through equity ownership with the creation of shareholder value over the long term
	✓	Assessed the risks associated with the Corporation’s compensation approach, policies and practices
Appointment and Compensation of Senior Management
	✓	Reviewed and approved the compensation of senior management
	✓	Reviewed the Annual Management Incentive Plan and Long-Term Share Ownership Plans
	✓	Reviewed and approved the Annual Management Incentive Plan and Long-Term Share Ownership Plan awards and payments to senior management under various performance scenarios
CEO Performance, Evaluation and Compensation
	✓	Evaluated the CEO’s performance
	✓	Reviewed the major priorities of the CEO
	✓	Reviewed and approved the compensation of the CEO
Disclosure
	✓	Reviewed and approved for recommendation to the Board the 2012 Report on Executive Compensation and the Report of the Compensation Committee to be included in the 2012 management information circular
Other Duties and Responsibilities
	✓	Reviewed and approved the Charter of the Compensation Committee
	✓	Reviewed and approved the CEO position description
MEMBERSHIP	Lance Liebman, Chair
Maureen Kempston Darkes
James A. Pattison

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity. Mr. James Pattison is Chief Executive Officer of The Jim Pattison Group, a private company.

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met three times in 2012.

This report has been adopted and approved by the members of the Compensation Committee:

Lance Liebman, Chair; Maureen Kempston Darkes; and James A. Pattison.

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REPORT OF THE RISK MANAGEMENT COMMITTEE

MANDATE The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at www.brookfield.com under The Company/Corporate Governance.	The Risk Management Committee oversees Brookfield’s corporate risk management activities.
The following is a summary of the Risk Management Committee’s work during 2012, in accordance with its Charter:
Risk Management
	✓	Reviewed and considered with senior management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward
	✓	Reviewed with senior management the Corporation’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic and business risks, and the steps senior management took to monitor and control such risk exposures
	✓	Reviewed and evaluated the Corporation’s current exposures to currency, interest rate and market risks in relation to its capacity to bear risk, and the management of such risks in compliance with Treasury and Financial Risk Management Policy
	✓	Reviewed and confirmed with management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed
	✓	Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols
	✓	Reviewed with senior management the quality and competence of management appointed to risk management functions
	✓	Reviewed, with legal counsel where required, such litigation, claims or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation
	✓	Reviewed systemic risks, risks of fraud and other risk-related matters referred to the Committee by the Audit Committee of the Corporation, including those identified by the Corporation’s internal auditor
	✓	Considered other matters of a risk management nature as directed by the Board
Other Duties and Responsibilities
	✓	Reviewed and approved the Charter of the Risk Management Committee
	✓	Reviewed and approved the Corporation’s Treasury and Financial Risk Management Policy
MEMBERSHIP	Maureen Kempston Darkes, Chair
David W. Kerr
Youssef A. Nasr
INDEPENDENCE	Two members of the Committee, Ms. Kempston Darkes, and Mr. Youssef A. Nasr, meet Board-approved independence standards which are derived from the CSA corporate governance guidelines. Mr. David W. Kerr is an affiliated director and is therefore not considered independent.

The Risk Management Committee met four times in 2012.

This report has been adopted and approved by the members of the Risk Management Committee:

Maureen Kempston Darkes, Chair; David W. Kerr; and Youssef A. Nasr.

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PART FOUR – REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

DIRECTOR COMPENSATION

The Chair of the Board receives an annual retainer of $350,140 (C$350,000). Other directors who are not officers of the Corporation or its affiliates are currently entitled to receive an annual retainer of $150,060 (C$150,000). The Chair of the Audit Committee receives an additional annual retainer of $25,010 (C$25,000). The Chair of the Governance and Nominating Committee, the Chair of the Compensation Committee and the Chair of the Risk Management Committee each receive an additional annual retainer of $15,006 (C$15,000). The Chair of the Board does not receive the additional annual retainer for serving as the Chair of the Governance and Nominating Committee, as this amount already forms part of the Chair of the Board’s annual retainer. All directors that ordinarily reside outside of Southern Ontario and the New York City area receive, as part of their regular directors’ fees, an annual travel stipend of $7,503 (C$7,500). This annual travel stipend, which is a new component of directors’ fees in 2013, is designed to recognize the efforts of those directors who travel long distances to attend all regularly scheduled Board and Committee meetings, and is in addition to reimbursement for out-of-pocket travel expenses. There are no other regular fees paid to Board members, including for Committee membership. Named Executive Officers of the Corporation who also serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Board of Directors, through its Governance and Nominating Committee, annually reviews the compensation paid to the Corporation’s independent and affiliated directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies.

In 2012, the directors, excluding Mr. Flatt, collectively received annual director compensation having a total value of $2,509,176 excluding all other compensation. This comprised cash compensation of $1,122,036 and Deferred Share Units of the Corporation valued at $1,387,140, which represented approximately 46% and 54%, respectively, of total compensation paid to these directors during 2012.

The following table sets out compensation received during 2012 by the Corporation’s directors:

Director Compensation in 2012 (a)

Name	Board Position	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($) (b)	All Other Compensation ($)	Compensation Total ($)

Jack L. Cockwell	Group Chair	150,060	—	4,603 (c)	154,663
Marcel R. Coutu		112,545	37,515	—	150,060
J. Trevor Eyton		112,545	37,515	—	150,060
James K. Gray (d)		100,377	28,136	—	128,513
Robert J. Harding		206,333	—	5,445 (c)	211,778
Maureen Kempston Darkes	Risk Management Committee Chair	82,533	82,533	—	165,066

David W. Kerr		112,545	37,515	—	150,060
Lance Liebman	Compensation Committee Chair	82,533	82,533	50,000 (e)	215,066
Philip B. Lind		—	150,060	—	150,060
Frank J. McKenna (f)	Chair of the Board and Governance and Nominating Committee Chair	—	350,140	—	350,140

Jack M. Mintz		—	150,060	—	150,060
Youssef A. Nasr		75,030	75,030	—	150,060
James A, Pattison		—	150,060	—	150,060
Seek Ngee Huat (g)		—	21,739	—	21,739
Diana L. Taylor (h)		—	96,769	—	96,769
George S. Taylor	Audit Committee Chair	87,535	87,535	—	175,070

Total		1,122,036	1,387,140	60,048	2,569,224

(a)

Mr. Flatt does not receive any compensation in his capacity as a director of the Corporation or for any other board that he sits on for the Corporation. For Mr. Flatt’s compensation as CEO, see pages 46 to 48 and 52 to 53 of this Circular.

(b)	The value of each DSU is equal to the closing price of the Corporation’s Class A Limited Voting Share on the TSX on the grant date of the DSU.
(c)	Messrs. Cockwell and Harding received health benefits under the Corporation’s health plan.

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(d)	Mr. Gray served on the Board until he retired in November 2012.
(e)	During 2012, Mr. Liebman received fees of $50,000 as a director of Brookfield Office Properties, Inc. in the form DSUs in Brookfield Office Properties Inc.
(f)

Mr. McKenna receives an annual retainer of $350,140 (C$350,000 converted at the average Bloomberg mid-market exchange rate for 2012 of C$1.00=US$1.0004). He does not receive any additional compensation for serving as the Governance and Nominating Committee Chair.

(g)	Dr. Seek was appointed as a director by the Board in November 2012.
(h)	Ms. Taylor was first elected to the Board in May 2012 and received fees from this period of time.

The compensation shown above for Ms. Kempston Darkes and Messrs. Taylor and Liebman includes their Annual Retainers as Chairs of Risk Management Committee, Audit Committee and Compensation Committee, respectively, during 2012.

Directors are also reimbursed for travel (in addition to the annual travel stipend paid to qualifying directors) and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2012, the directors, excluding Mr. Flatt, received an aggregate of $117,340 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt, whose awards relate to his role as CEO and are disclosed under “Compensation of Named Executive Officers” beginning on page 52 of this Circular.

Outstanding Option Awards and Share-Based Awards as at December 31, 2012

	Option Awards Vested and Unvested		Restricted Share Appreciation Unit (RSU) Awards Vested and Unvested		Share-Based Awards Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised Options ($) (a)	Number of Securities Underlying Outstanding RSUs (#)	Market Value of Outstanding RSUs ($) (a)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($) (a)	Market Value of Vested DSUs ($) (a)

Jack L. Cockwell	420,401	7,237,760	709,461	14,837,629	—	—	13,276,590
Marcel R. Coutu	—	—	—	—	—	—	646,394
J. Trevor Eyton	—	—	—	—	—	—	468,239
James K. Gray (c)	—	—	—	—	—	—	—
Robert J. Harding	—	—	131,067	3,305,331	—	—	13,404,233
Maureen Kempston Darkes	—	—	—	—	—	—	823,388
David W. Kerr	—	—	—	—	—	—	354,073
Lance Liebman	—	—	—	—	—	—	739,203 (b)
Philip B. Lind	—	—	—	—	—	—	2,315,003
Frank J. McKenna	—	—	—	—	—	—	1,643,634
Jack M. Mintz (d)	—	—	—	—	—	—	—
Youssef A. Nasr	—	—	—	—	—	—	190,070
James A. Pattison	—	—	—	—	—	—	1,223,964
Seek Ngee Huat (e)	—	—	—	—	—	—	21,902
Diana L. Taylor	—	—	—	—	—	—	102,410
George S. Taylor	—	—	—	—	—	—	1,939,034

(a)

For options and RSUs, the market value is the amount by which the closing price of a Class A Limited Voting Share on the TSX at December 31, 2012 exceeded the exercise price of the options or the issuance price of the RSU award. For DSUs, the market value is the closing price of a Class A Limited Voting Share on the TSX at December 31, 2012. The closing price of the Corporation’s Class A Limited Voting Shares on the TSX on December 31, 2012 was $36.73 (C$36.44 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$1.0079).

(b)	Excludes the market value of vested DSUs of Brookfield Office Properties, Inc. of $434,886.
(c)	Retired from the Board on November 8, 2012.
(d)	Retired from the Board on December 31, 2012.
(e)	Joined the Board on November 9, 2012.

Brookfield Asset Management Inc. | 2013 Management Information Circular	35

Outstanding Option Awards and Restricted Share Appreciation Units as at December 31, 2012

	Options				Restricted Share Appreciation Units (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($) (a)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2012 ($) (b)	Number of Restricted Share Appreciation Units (#)	Issuance Price ($) (a) (c)	Market Value at December 31, 2012 ($) (b)
Jack L. Cockwell	172,901	13.47	February 11, 2014	4,021,052	56,250	8.90	1,565,356
	135,000	20.58	February 11, 2015	2,180,085	383,211	13.47	8,912,104
	112,500	27.51	February 14, 2016	1,036,623	270,000	20.58	4,360,169
	420,401			7,237,760	709,461		14,837,629
Robert J. Harding	—	—	—	—	56,250	8.90	1,565,356
					74,817	13.47	1,739,976
					131,067		3,305,332

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.

(b)

The market value of the Class A Limited Voting Shares under option and the RSUs is the amount by which the closing price of the Corporation’s Class A Limited Voting Share on December 31, 2012 exceeded the exercise price of the options or the issuance price of the RSU award. The closing price of the Corporation’s Class A Limited Voting Share on the TSX on December 31, 2012 was $36.73 (C$36.44 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$1.0079).

(c)	RSUs are not redeemable until cessation of employment and have no expiration date.

Option and Share-Based Awards Vested During 2012 (a)(b)

	Value Vested During 2012 (c)
Name	Options ($)	RSUs ($)	DSUs ($)

Jack L. Cockwell	—	—	—

Marcel R. Coutu	—	—	37,515

J. Trevor Eyton	—	—	37,515

James K. Gray	—	—	28,316

Robert J. Harding	—	—	—

Maureen Kempston Darkes	—	—	82,533

David W. Kerr	—	—	37,515

Lance Liebman	—	—	82,533

Philip B. Lind	—	—	150,060

Frank J. McKenna	—	—	350,140

Jack M. Mintz	—	—	150,060

Youssef A. Nasr	—	—	75,030

James A. Pattison	—	—	150,060

Seek Ngee Huat	—	—	21,739

Diana L. Taylor	—	—	96,769

George S. Taylor	—	—	87,535

(a)	The Corporation has no long-term non-equity incentive plan programs for directors.
(b)	See page 53 of this Circular for Mr. Flatt’s option and share-based awards vested during 2012.
(c)

All values are calculated using the closing price of a Class A Limited Voting Share on the TSX on the vesting date and converted into U.S. dollars, where applicable, using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004. Directors are immediately vested in their DSUs but do not receive payment in respect of their DSUs until they cease to be directors.

Equity Ownership of Directors

The following table sets out the total number of Class A Limited Voting Shares, pro rata interest in Class A Limited Voting Shares held by Partners Limited and BAM Investment Corp. and Deferred Share Units held by the 16 proposed nominees for election to the Board at the meeting, along with the market value of those holdings as at March 20, 2013 expressed in U.S. dollars. See pages 9 to 17 of this Circular for information on the individual equity ownership of the director nominees.

Holdings As at March 20, 2013	Class A Limited Voting Shares (#)	Pro Rata Interest (#)	Deferred Share Units (#)	Total Class A Shares, Pro Rata Interest & DSUs (#)	Market Value of Equity at Risk (a) ($)

Total	19,592,072	22,062,990	1,653,832	43,308,894	1,592,468,034

(a)

Based on the closing price of the Corporation’s Class A Limited Voting Shares on the TSX on March 20, 2013 of $36.77 (C$37.73 based on the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.9746).

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DIRECTOR SHARE/DSU OWNERSHIP REQUIREMENTS

The Board believes that directors can better represent the Corporation’s shareholders if they are shareholders themselves. Accordingly, directors are required to hold sufficient Class A Limited Voting Shares or Deferred Share Units (“DSUs”) such that either the acquisition cost or current market value is equal to at least three times their annual director’s retainer, as established by the Board. This minimum ownership requirement is currently $450,180 (C$450,000). The Corporation considers this minimum ownership requirement to be consistent with best practice. For new directors, this minimum ownership requirement must be achieved within five years of joining the Board.

Furthermore, all independent directors are required to receive a minimum of 25% of their annual director’s retainer in DSUs (see “Long-Term Share Ownership Plans” on page 41 of this Circular). Independent directors who have not reached the minimum ownership requirement are required to receive a minimum of 50% of their annual director’s retainer in DSUs. All directors may elect to take the other portion of their annual director’s retainer in the form of either DSUs or cash.

As of March 20, 2013, 13 of the 16 proposed nominees for election to the Board of Directors own Class A Limited Voting Shares and DSUs having a market value in excess of the above ownership requirement. Two of the nominees to the Board, Seek Ngee Huat and Diana Taylor, have been directors since May 10, 2012 and November 9, 2012, respectively, and have begun to acquire Class A Limited Voting Shares and DSUs in accordance with the ownership requirement. One of the nominees, Lord O’Donnell, is being proposed for election at the meeting and currently owns no Class A Limited Voting Shares or DSUs.

In November 2003, the Board of Directors approved an amendment to its 1997 Management Share Option Plan to preclude directors who are not members of management from participation in this plan, except for options granted to such directors prior to that date. Accordingly, directors, other than those who are members of management, are no longer eligible to receive further options to acquire Class A Limited Voting Shares. None of the proposed independent directors nominated for election at the meeting currently hold options granted prior to November 2003.

PART FIVE – REPORT ON EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation’s activities are organized into a corporate group and five individual segmented platforms (“Platforms”) each of which focuses on one of our specific businesses. These Platforms include property, renewable power, infrastructure, private equity and residential development, and asset management and other services. The Management Committee is comprised of 15 senior executives of the Corporation and its subsidiaries (“Senior Managing Partners”). Certain of the Senior Managing Partners who have responsibility for an overall corporate activity are executive officers of the Corporation (“Executive Officers”). The other Senior Managing Partners are senior executives who have responsibility for a Platform or significant business unit or activity. The compensation of the members of the Management Committee, including the CEO, CFO and our three other most highly compensated Executive Officers (the “Named Executive Officers”), is approved by the Compensation Committee.

The Corporation believes that its compensation objectives and approach to executive compensation align the interests of management with the long-term interests of shareholders and are appropriate.

COMPOSITION AND MANDATE OF THE COMPENSATION COMMITTEE

The Corporation’s corporate governance practices require that all members of the Compensation Committee shall be independent and that no more than one-third of the Compensation Committee’s members shall be active chief executive officers with any publicly-traded entity. In addition, the Corporation’s CEO does not participate in making appointments to this Committee.

The following three directors were appointed as members of the Compensation Committee on April 30, 2008, and have served on this Committee since that date: Lance Liebman, who is the Committee’s Chair, Maureen Kempston Darkes and James Pattison. None of the members of the Compensation Committee are officers, employees or former officers of the Corporation or any of its affiliates or are eligible to participate in the Corporation’s executive compensation programs, and only one member, James Pattison, who is Chief Executive Officer of the Jim Pattison Group, a private company, is currently a chief executive officer. Each of the three members of the Compensation Committee is independent and has experience in private-sector

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compensation; one by way of her experience as a former chief executive officer, one as a current chief executive officer and entrepreneur who owns a sizeable business and all three through their experience sitting on compensation committees of other public companies. Ms. Kempston Darkes is also the Chair of the Corporation’s Risk Management Committee. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

The Compensation Committee has the authority to retain independent compensation advisors. The Compensation Committee believes that, while salary and short-term bonus are elements of compensation that can be accurately benchmarked, the nature of long-term incentives and the many different structures used by organizations make it more difficult to benchmark long-term incentive awards at the time of grant without an understanding of the assumptions used to value the award. Given the Corporation’s emphasis on long-term compensation, which is not the focus of most benchmark surveys, the Compensation Committee has not defined a peer group or benchmarked Executive Officer compensation against a comparator group nor has it engaged outside compensation advisors to advise on the compensation of the Management Committee. The Compensation Committee believes that the Corporation’s current compensation policies have been effective at retaining top talent and aligning the interests of these executives with the Corporation’s shareholders, encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability for executives to benefit from taking risks that increase the performance in the short-term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives as described next under the heading “Compensation Philosophy”. If the Compensation Committee engages outside compensation advisors in the future, appropriate steps will be taken to ensure they are independent from, and provide no other services to, the Corporation or its management.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met three times during 2012 and has met once to date in 2013. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2012 or 2013 to date.

The Compensation Committee has a specific written mandate to review and approve compensation for senior management. This includes an annual evaluation of the performance of senior executives, specifically the Named Executive Officers and other members of the Management Committee. The Compensation Committee makes recommendations to the Board of Directors with respect to the compensation of the Executive Officers, and the Board gives final approval on compensation matters. In order to fulfill its mandate, the Compensation Committee is provided with a report from management following the end of each year that summarizes the achievements of the Management Committee in relation to the business plan presented to the Board at the beginning of the year.

Each year the Compensation Committee determines whether there are suitable candidates for the purpose of CEO and other Executive Officer succession planning. Specifically the Committee is provided with a list of potential CEO or other Executive Officer candidates and reviews the performance, skills and current responsibilities of such candidates. This review includes a discussion on Management’s plans for their continued development. In addition, the Compensation Committee spends time each year with management reviewing the performance and development of executives who are earlier in their career. The Compensation Committee believes that this review is important to succession planning and to the compensation process. The Corporation has a long history of developing executives from within rather than hiring senior executives externally and the award of long-term incentives is an important component of rewarding and retaining these executives.

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices, with a particular focus on the design of the Corporation’s incentive plans at the corporate level and within the business units to assess whether they appropriately (i) encourage management to consider the risks associated with their decisions; (ii) minimize management’s ability to benefit from taking risks that increase performance in the short term at the expense of long-term value creation; (iii) hold management accountable for their decisions both during and post-departure from the Corporation; and (iv) provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

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COMPENSATION PHILOSOPHY

The Corporation has adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions, and to make decisions and take actions that will create long-term sustainable cashflow growth and will result in improvement in long-term shareholder value as reflected in the increase in the value of the Corporation’s Class A Limited Voting Shares. This is achieved in large measure by aligning management’s interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of Class A Limited Voting Shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

—

attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term;

—	encourage long-term decision making with a focus on capital preservation and risk-adjusted returns;

—	foster an environment of teamwork and co-operation;

—	reward consistent performance over the longer term; and

—	be transparent to the employees and shareholders of the Corporation.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ for executives with broader corporate responsibilities and those who operate within specific business units such as dedicated fund management groups. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. For example, executives in dedicated fund management groups may have compensation arrangements that are more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the investors which will, in turn, benefit the Corporation and generally do not happen until there is certainty of the performance. The remainder of the discussion in this report pertains to executives of the Corporation who have corporate responsibilities, unless otherwise specified.

In order to achieve the objectives set out previously, the Corporation believes that executives should receive a substantial portion of their compensation in the form of participation in Long-Term Share Ownership Plans as described on pages 41 to 44 of this Circular, and that these plans should enable executives to increase their direct and indirect interest in Class A Limited Voting Shares over time. This is intended to ensure that an executive’s wealth creation will occur through increases in the value of Class A Limited Voting Shares as opposed to the accumulation of cash remuneration, thereby reinforcing the focus on long-term value creation and increasing the alignment with other shareholders of the Corporation.

The emphasis on long-term share ownership and participation in Long-Term Share Ownership Plans, including vesting arrangements and hold periods, also encourages management to follow a rigorous forward-looking risk assessment process in their approach to business decisions, given that the full impact of many such decisions may not be realized or properly assessed until well into the future.

Senior executives and directors of the Corporation and its affiliates currently hold direct, indirect and economic interests in approximately 130.5 million Class A Limited Voting Shares and share equivalents of the Corporation, representing an approximate 20% equity interest, including their participation in the Corporation’s Long-Term Share Ownership Plans and the shareholdings described further under “Principal Holders of Voting Shares” on page 6 of this Circular. The Corporation’s compensation arrangements support this objective and many of these share interests have been acquired over many years through the ongoing reinvestment of cash bonuses and the holding of shares and units granted under compensation arrangements.

COMPENSATION ELEMENTS

Total compensation for executives with corporate responsibilities is comprised of three elements as follows: Base Salary, Annual Management Incentive Plan awards and participation in the Corporation’s Long-Term Share Ownership Plans.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to Long-Term Share Ownership Plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares.

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Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to Long-Term Share Ownership Plans but tends to include a larger percentage of their total compensation in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they are given the opportunity to receive their annual cash bonus award in the form of DSUs under the Corporation’s Deferred Share Unit Plan or restricted shares under the Corporation’s Restricted Stock Plan, thereby enabling them to increase their ownership interests in the Corporation. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, from time to time, management may recommend that the Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are typically granted in the form of options to acquire Class A Limited Voting Shares under the Corporation’s Management Share Option Plans or some other Long-Term Share Ownership Plan. These special awards form a key element in achieving the Corporation’s compensation objectives, in particular the attraction and retention of people who have the potential to add value to the Corporation over the longer term.

Over the past five years, total compensation for the most senior executives has been comprised of approximately 19% base salary, 19% Annual Management Incentive Plan awards and 62% Long-Term Share Ownership Plan awards. During each of the past five years, the CEO and other Named Executive Officers have elected to receive their entire annual incentive awards in the form of DSUs or restricted shares of the Corporation.

Base Salaries

In order to foster a team-based approach, which the Corporation believes is fundamental to meeting its long-term objectives, the annual base salary (“Base Salary”) of the CEO is similar to the salaries of the other members of the Management Committee after giving consideration to the relative cost of different employment locations. Base Salaries for all of the Corporation’s executives are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. Base Salaries for the most senior executives are low relative to the financial services industry, which reflects the Corporation’s preference to compensate employees with a higher level of Long-Term Share Ownership Plan awards.

Base Salaries for other executives are intended to deliver fixed compensation that is competitive within the financial services industry taking into consideration the total compensation for the individual, and are reviewed in that context and in relation to the contribution of the executive.

Annual Management Incentive Plan

The Corporation is focused on the assessment and management of risks over the longer term and the creation of long-term sustainable cashflow growth and the growth in value of the Corporation’s Class A Limited Voting Shares. Given the Corporation’s long-term focus, the Annual Management Incentive Plan (“Bonus”) is intended to motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus and is not intended to be the most significant component of an executive’s compensation. The plan provides for cash awards to executives in an amount equivalent to a percentage of Base Salary which, at the election of the executive, may be received in the form of DSUs or restricted shares of the Corporation. For members of the Management Committee, the maximum target Bonus is 100% of Base Salary.

The magnitude of the Bonus award for members of the Management Committee is discretionary, based on a review of individual, team and corporate performance during the year, and is not formulaic based on specific operational or individual performance targets. The Corporation believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on the annual bonus and a formulaic calculation of Bonuses based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions made that are fully aligned with the long-term strategy of the Corporation. The Compensation Committee believes that its ability to exercise discretion and judgement is critical to ensuring that Bonuses awarded reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for members of the Management Committee, the Compensation Committee starts with a review of the team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. The Compensation Committee then reviews (i) the accomplishments during the year; (ii) the reasons why certain

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objectives were not met, or actions were not undertaken; and (iii) additional initiatives undertaken by management, which were not contemplated in the initial objectives. Accordingly, Bonuses are determined based on the Compensation Committee’s (i) assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions and (ii) determination of whether the objectives which were not met were the result of management decisions made in the best interests of the Corporation and/or factors outside of management’s control. In addition, given the Corporation’s view that a team-based approach is fundamental to meeting its long-term objectives, the awards for the CEO and the other Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For less experienced executives, the Bonus award is based more heavily on the performance of the individual executive as measured by the achievement of specific objectives and subjective goals as opposed to an emphasis on the collective performance for the Executive Officers.

Long-Term Share Ownership Plans

The Corporation’s Long-Term Share Ownership Plans are intended to enable participants to create wealth through increases in the value of the Corporation’s Class A Limited Voting Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation has four types of Long-Term Share Ownership Plans, which are described next.

The Management Share Option Plans (“MSOPs”)

The 2009 and 2012 Management Share Option Plans govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest 20% at the end of each year commencing on the first anniversary of the date of the award and are exercisable over a 10-year period. The MSOPs are administered by the Board of Directors and are described in detail under “Security-Based Compensation Arrangements” on page 55 of this Circular.

The purpose of the MSOPs is to advance the interests of the Corporation in the following ways: (i) providing management and other eligible persons with additional incentive in lieu of cash remuneration; (ii) encouraging stock ownership by eligible persons; (iii) increasing the proprietary interests of eligible persons in the success of the Corporation; (iv) encouraging eligible persons to remain with the Corporation or its subsidiaries as a result of the delayed vesting of awards; and (v) attracting new members of management by remaining competitive in terms of total compensation arrangements. The MSOPs are administered by the Board in accordance with the Corporation’s compensation policies and the policies of the TSX.

Options are generally granted to executives in the first quarter of each year as part of the annual compensation review. As mentioned above, any special compensation awards are typically granted in the form of options. The number of options granted to an executive is determined based on his or her level of responsibility and performance. In so doing, consideration is given to the number and value of previous option awards. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date.

Options are granted at other times during the year to individuals commencing employment with the Corporation, subject to a limit that is previously determined and approved by the Board. In such circumstances, the exercise price is based on the closing price of a Class A Limited Voting Share on the NYSE on the last trading day prior to the executive’s first day of employment. If the first day of employment falls within a blackout period, the effective grant date is six days after the end of the blackout period and the exercise price for the options is the volume-weighted average trading price of the Corporation’s Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date. Any other option grants during the year require approval by the Board.

The Board, at the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

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In 2012, the Corporation granted a total of 3.6 million options to purchase Class A Limited Voting Shares, representing approximately 0.6% of the Corporation’s Class A Limited Voting Shares on a fully diluted basis, and 3.5 million options with an in-the-money value of $65.6 million were exercised or were exchanged for restricted shares. The emphasis on alignment with shareholders is demonstrated by the length of time options are held by executives. The options exercised during 2012 by the Named Executive Officers were outstanding for ten years on average, and the options exercised by all members of the Management Committee were outstanding for over nine years on average. Overall, the options exercised during 2012 were outstanding for over nine years on average.

The Global Management Share Option Plan was established in 2012, for executives employed outside of North America in order to address changes in tax legislation in certain jurisdictions. The terms of this plan are substantially similar to the Management Share Option Plan except that officers and employees do not have the right to receive the Corporation’s Class A Limited Voting Shares. Their sole entitlement is to a cash payment equal to the increase in the value of a specified number of the Corporation’s Class A Limited Voting Shares over a specified period of time. In 2012, the Corporation granted a total of 600,000 options under this plan and 12,800 options, with an aggregate in-the-money value of $26,954, were exercised.

The Deferred Share Unit Plan (“DSUP”) provides for the issuance of DSUs, the value of each of which is equal to the value of a Class A Limited Voting Share. The DSUP is administered by the Compensation Committee. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of the Corporation’s Class A Limited Voting Shares at the time of the award (the “Allotment Price”). In the case of DSUs acquired through the reinvestment of annual cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. (See “The Management Share Option Plans”.) Holders of DSUs will be allotted additional DSUs as dividends are paid on the Corporation’s Class A Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to the Corporation’s dividend reinvestment plan. These additional DSUs are subject to vesting provisions. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares at the time of redemption.

In addition to providing executives of the Corporation with the opportunity to reinvest all or a portion of their Bonus awards in DSUs, DSUs are awarded annually in certain business units as a long-term incentive or to executives in special circumstances as approved by the Board. In 2012, the Corporation awarded Bonuses in the form of DSUs with a value of $10 million, of which $3 million related to participant elections.

The Restricted Share Unit Plan (“RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of each of which is equal to the increase in market value of a Class A Limited Voting Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by the Compensation Committee. RSUs vest over periods of up to five years. RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

RSUs are not adjusted for regular dividends paid on the Corporation’s Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of the Corporation’s Class A Limited Voting Shares on the date employment with the Corporation ceases and the original RSU Allotment Price.

No RSUs have been awarded since February 2005.

Restricted Stock Plans

The Corporation has two restricted stock plans: the Restricted Stock Plan and the Escrowed Stock Plan. These plans were established on February 17, 2011 to provide the Corporation and its executives with alternatives to the Corporation’s existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends.

The Restricted Stock Plan (“RSP”) governs the award to executives of Class A Limited Voting Shares purchased on the open market. The Compensation Committee administers the RSP. Restricted shares vest over periods of up to five years, except that restricted shares awarded in lieu of a cash Bonus award vest immediately. Vested and unvested restricted shares must be held until the vesting date or in certain jurisdictions until the fifth anniversary of the award date (the “Hold Date”). Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Corporation’s Class A Limited Voting Shares. Prior to the Hold Date, these dividends are distributed in the form of additional

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restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares. In 2012, the Corporation granted a total of 1.1 million restricted shares.

The Escrowed Stock Plan (“Escrowed Stock Plan”) governs the award of non-voting common shares (“escrowed shares”) of one or more private companies (each, a “BAM Holdings Corp.” or “Investco”) to executives or other individuals designated by the Board. Each Investco is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Investco uses its cash resources to directly or indirectly purchase Class A Limited Voting Shares of the Corporation on the open market. Dividends paid to each Investco on the Class A Limited Voting Shares acquired by the Investco will be used to pay dividends on the preferred shares which are held by the Corporation. The Class A Limited Voting Shares acquired by an Investco will not be voted.

Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the date of the award and must be held until the fifth anniversary of the award date. Each holder may exchange escrowed shares for Class A Limited Voting Shares issued from treasury of the Corporation at a date at least five years and no more than ten years from the award date. In 2012, the Corporation granted a total of 2.2 million escrowed shares.

Other Compensation

As outlined above, Annual Salary, Bonus and participation in Long-Term Share Ownership Plans are the primary elements of total compensation for executives. Executives also participate in perquisites generally on the same basis as all employees as described below. The only perquisite provided by the Corporation and limited to senior executives is an executive medical examination.

Group Benefits

All employees participate in health, dental and insurance plans which vary by local market.

Retirement Savings Plan

All employees are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a percentage of their Base Salary based on local market practice. There are no defined benefit plans in place for any of the Named Executive Officers or Senior Managing Partners.

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board of Directors, depending on the circumstances.

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Long-Term Share Ownership Plan Termination Provisions (a)

Termination Event	DSUs / RSUs	Options
Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon the date of termination, unvested options are immediately cancelled and vested options continue to be exercisable for 60 days(b) from the termination date after which unexercised options are cancelled immediately.

Termination With Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.
Other Termination (including resignation)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.
Approved Leaves of Absence (including disability)	Units cannot be redeemed during a leave.	Options continue to vest and are exercisable as per normal schedule until two years from the commencement of the leave.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately.

Termination Event	Restricted Shares / Escrowed Shares
Termination Without Cause (including resignation, retirement and death)	Vested shares remain subject to the hold restrictions until restricted period ends. Unvested shares are forfeited.
Termination With Cause	Vested and unvested shares are forfeited.
Approved Leaves of Absence (including disability)	Shares continue to vest and all shares remain subject to the hold restrictions during a leave until the restricted period ends.

(a)	These tables represent a summary of termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

INCENTIVE AND EQUITY-BASED COMPENSATION EMPLOYMENT POLICIES AND GUIDELINES

The Corporation has established a number of policies and guidelines in order to reinforce the importance of equity ownership over the longer term. Details of these policies and guidelines follow.

Share Ownership Guidelines

Members of the Management Committee, which is currently comprised of 15 executives of the Corporation and its subsidiaries and includes the Named Executive Officers, are required to hold Class A Limited Voting Shares or DSUs with a value equal to five times Base Salary, based on the market value of the Class A Limited Voting Shares and DSUs held, to be attained within five years of being designated as a member of the Management Committee. Each of the Named Executive Officers currently holds investments in Class A Limited Voting Shares which are well in excess of this amount as follows:

		Share Ownership as at December 31, 2012
Named Executive Officers	Share Ownership Requirement (Multiple of Base Salary)	Shares Held (a) (b) $ (‘000s)	DSUs (b) $ (‘000s)	Total Ownership (b) $ (‘000s)	Share Ownership Requirement

J. Bruce Flatt	5 x	544,237	13,428	557,665	Met

Brian D. Lawson	5 x	181,194	15,764	196,958	Met

Jeffrey M. Blidner	5 x	116,754	10,365	127,119	Met

George E. Myhal	5 x	291,120	18,204	309,324	Met

Samuel J.B. Pollock	5 x	159,554	10,861	170,415	Met

(a)	Includes interests in Class A Limited Voting Shares of the Corporation held directly and indirectly.
(b)

Values are calculated using the closing price of the Corporation’s Class A Limited Voting Share on the TSX on December 31, 2012 of $36.73 (C$36.44 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079) and on the NYSE on December 31, 2012 of $36.65, as applicable.

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Option Exercise Hold Periods During and Post Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, the following policy was put in place: members of the Management Committee are required to continue to hold, for at least one year, Class A Limited Voting Shares equal to any net after-tax cash proceeds realized from the exercise of option grants starting, for Named Executive Officers, with options granted in 2003 and, for other members of the Management Committee, with options granted in 2007. This policy was expanded to include options exercised upon termination of employment, commencing with options granted in 2007.

Reimbursement of Incentive and Equity-Based Compensation

Specified executives, including all members of the Management Committee, are required to pay to the Corporation an amount equal to some or all of any Bonus or other incentive-based or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the Compensation Committee which will recommend appropriate action to the Board and will take appropriate steps to ensure that such amount is recovered. In the case of a significant restatement of financial results, the CEO and the CFO may be required to make such a payment. In order to protect the Corporation’s reputation and competitive ability, members of the Management Committee may be required to make such a payment if they engage in conduct that is materially detrimental to the Corporation after the cessation of their employment with the Corporation. Detrimental conduct includes participating in transactions involving the Corporation and its clients which were underway or contemplated at the time of termination, soliciting clients or employees, disclosing confidential information or making inappropriate or defamatory comments about the Corporation or its clients. The policy relates to any amounts or benefits received within two years prior to the event giving rise to the claim and includes both monetary payments and shares received from exercise of options or redemption of RSUs and DSUs, escrowed shares and restricted shares.

Hedging of Economic Risks for Personal Equity Ownership

All executives and directors are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive or director in Class A Limited Voting Shares, including their participation in Long-Term Share Ownership Plans, unless such transactions are executed and disclosed in full compliance with all applicable regulations and have been previously approved by the CFO and CEO of the Corporation and, if appropriate, the Compensation Committee. To date, no executive nor director has hedged the economic value of their direct or indirect interests.

2012 REPORT

The Report on 2012 Compensation, presented to the Compensation Committee in February 2013, detailed the compensation arrangements for each member of the Management Committee, including the Named Executive Officers. The report, which is prepared by the CEO, summarized the total 2012 compensation, including proposed Bonus and Long-Term Share Ownership Plan awards as well as proposed 2013 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year.

The report included an analysis of the expected value of 2012 compensation awards to Named Executive Officers that would be paid under various performance scenarios. The Compensation Committee has determined that the resulting compensation was reasonable and delivers the intended compensation based on performance of the Corporation’s Class A Limited Voting Shares over a 10-year period.

The level of equity ownership of all executives is an important consideration for both management and the Compensation Committee as it demonstrates the extent to which executives will benefit from, and will be motivated to achieve, long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by senior executives including Class A Limited Voting Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each member of the Management Committee. The Compensation Committee has determined that the level of equity ownership of members of the Management Committee provides an alignment of interests that support the creation of shareholder value over the longer term.

In addition, the report contained a summary of regular and special option awards to all executives as recommended by management. The Compensation Committee has determined that these arrangements were reasonable and appropriately rewarded executives.

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The Compensation Committee reviewed the terms and conditions of the Long-Term Share Ownership Plans as well as any proposed amendments and considered the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. These plans are reviewed by the Compensation Committee at least annually. The Compensation Committee also reviewed financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Limited Voting Shares related to the liability incurred under the Corporation’s Deferred Share Unit Plan and Restricted Share Unit Plan. The Committee has determined that the Plans are both appropriate and effective.

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including a review of the design of the Corporation’s incentive plans to ensure that they (i) encourage executives to consider the risks associated with their decisions and actions; and (ii) mitigate the risks of excessive payouts before the outcome of risks are known. This review considered separately businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported its conclusions with respect to the foregoing to the Board on February 14, 2013. The Compensation Committee reported that it did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation and that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately (i) encourage management to consider the risks associated with their decisions and actions, (ii) minimize management’s ability to benefit from taking risks that increase performance in the short term at the expense of long-term value creation, and (iii) hold the appropriate executives accountable for their decisions both during and post-employment with the Corporation. They also reported that there were no exceptions to the Corporation’s policies during the year. In reaching their conclusion the Compensation Committee considered the following:

—	the distinction made in the design of the incentive arrangements between businesses that deploy capital and those that do not;

—	the emphasis on the long-term element of compensation for executives in businesses that allocate capital, the five-year vesting period and the forfeiture terms related to departure;

—	the direct link between the payout to the executive and the performance of the businesses; and

—	the timing of payouts to the executive being delayed until the business performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under Compensation Philosophy on page 39 of this Circular, support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Management Committee support this conclusion:

—	the highest percentage of total annual compensation being granted is in the form of long-term share ownership participation which vest over five years;

—	the significant level of equity ownership by management;

—

the significant level of reinvestment of Bonuses into restricted shares of the Corporation which must be held for five years or for DSUs which are not redeemable until retirement, death or termination of employment;

—

the fact that options are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2012 by the Named Executive Officers were held for ten years on average and those exercised by the Management Committee were held for over nine years on average; and

—	the length of tenure of management with the Corporation.

Mr. Flatt, the CEO of the Corporation, and his team have been charged by the Board of Directors with the responsibility of building a global asset management business. Mr. Flatt’s personal performance, as well as the performance of the Management Committee, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

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Each year, Mr. Flatt presents to the Board an annual business plan that incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to implementation of the long-term business strategy. The targets and objectives are meant to be aggressive and indicative of the Corporation’s long-term strategy and, given the opportunistic and entrepreneurial nature of the organization, to provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the longer term.

Mr. Flatt’s personal performance, as well as the performance of the Corporation’s Management Committee, is reviewed each year in relation to the Corporation’s operational results and the achievement of the strategic objectives as set out at the beginning of the year. The determination of Bonus and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to developments during the year that were not foreseen.

The Compensation Committee determined that Mr. Flatt and the senior executive team had advanced the long-term business strategy in a manner consistent with creation of value for shareholders over the longer term and had met the objectives set at the beginning of the year. Major achievements in 2012 included:

—	the increase of Funds from Operations by 12%, to $1.356 billion from $1.211 billion in 2011;

—	the positive results of all of Brookfield’s Funds, including the compound annual returns of Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners;

—	the attainment of goals for fundraising and establishment of the global brand of Brookfield;

—	the refinancings completed and capital raising achieved to put the Corporation in a liquid financial position;

—	the preparation work done for the launch of Brookfield Property Partners; and

—	the increase in values of the assets of the Corporation as measured by adjusted International Financial Reporting Standards (IFRS) numbers.

In light of these achievements and the Compensation Committee’s determination that management had advanced the long-term business strategy in a manner consistent with creation of value for shareholders over the longer term, the Compensation Committee recommended that all Named Executive Officers receive their target Bonus, which each such executive elected to receive in restricted shares. The Compensation Committee further recommended that Mr. Flatt receive escrowed shares valued at $3,995,000, that Mr. Pollock receive escrowed shares valued at $3,196,000, that each of Mr. Blidner and Mr. Lawson receive escrowed shares valued at $1,598,000 and Mr. Myhal receive escrowed shares valued at $1,198,500. In the case of Mr. Flatt, the award recognizes his continued leadership in advancing the Corporation’s long-term strategy. In the case of Mr. Pollock, the award recognizes his achievements in building the infrastructure business. These awards are aligned with the compensation approach of rewarding long-term value creation.

Relationship of Executive Compensation to Share Performance

Since over 80% of the annual value of compensation awarded to Mr. Flatt and the other Named Executive Officers takes the form of long-term compensation, the actual value of this compensation, which is earned over time, will be dependent upon the performance of the Corporation’s Class A Limited Voting Shares. From time to time when special awards are granted to recognize consistent and exceptional performance, such awards are typically made in the form of long-term share ownership awards rather than cash. The following table illustrates the weighting of the Corporation’s Long-Term Ownership Plans relative to the total compensation awarded to the Named Executive Officers:

Named Executive Officer Compensation Mix (a)

	Base Salary	Cash Bonus	DSUs Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2012
Chief Executive Officer	10%	0%	10%	80%	90%
Other Named Executive Officers	17%	0%	17%	66%	83%
Five Years (2007 - 2011)
Chief Executive Officer	14%	0%	14%	72%	86%
Other Named Executive Officers	19%	0%	19%	62%	81%

(a)	All percentages shown are based on Canadian dollar values.

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Compensation Awarded - Chief Executive Officer

Taking into account Mr. Flatt’s overall performance as described above, on February 14, 2013 the Board, on the recommendation of the Compensation Committee, awarded Mr. Flatt total variable compensation for 2012 of $4,495,200, including $500,200 awarded in the form of restricted shares, and $3,995,000 awarded in the form of escrowed shares. The escrowed shares vest 20% each year commencing on the first anniversary of the date of the award and must be held until the fifth anniversary of the date of the award.

In addition to the above, Mr. Flatt earned a base salary for 2012 of $500,200. Mr. Flatt also received an annual contribution to a retirement savings plan based on a percentage of base salary, which for 2012 was $22,509. Mr. Flatt’s participation in this retirement savings plan is on the same basis as all other employees of the Corporation, and Mr. Flatt does not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to Mr. Flatt.

For 2012, Mr. Flatt’s total compensation was $5,017,909, of which 90% was awarded in Long-Term Share Ownership Plan awards and 10% was paid in cash. For 2011, Mr. Flatt’s total annual compensation was $3,965,859, of which 87% was paid in Long-Term Share Ownership Plan awards and 13% was paid in cash. Details on the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2010, 2011 and 2012 are set out in the Summary Compensation Table on page 52 of this Circular.

Compensation Review - Chief Executive Officer

Since his appointment as CEO in 2002, Mr. Flatt has been awarded $26.2 million in total cumulative compensation, for an average annual compensation award of approximately $2.4 million. His total compensation over this period was comprised of $4.0 million in Base Salary, $3.7 million in DSUs or restricted shares, and long-term incentive awards valued at $18.5 million based on a Black-Scholes valuation at the time of the award. As a result of changes in the value of the Corporation’s Class A Limited Voting Shares during this eleven-year period, the DSUs, RSUs, options or restricted shares and escrowed shares awarded to Mr. Flatt during this time currently have a value of $73.2 million, providing him with total cumulative compensation earned over the past eleven years of $77.5 million, for average annual compensation of $7.0 million. The increase in the value of the Corporation’s Class A Limited Voting Shares over this period contributed to 90% of the $77.5 million, $35.3 million of which is only redeemable upon retirement and will be valued at that time. The compounded annual return of the Corporation’s Class A Limited Voting Shares over the eleven-year period since Mr. Flatt’s appointment as CEO is approximately 22%. The following table sets out the total compensation that Mr. Flatt has received since he was appointed as CEO of the Corporation in 2002. The first column sets out the value of the compensation on the date that it was awarded and the second column sets out the value of the compensation on December 31, 2012, which for equity-based awards takes into account the appreciation of the Corporation’s Class A Limited Voting Shares from the date of the award.

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Total Cumulative Chief Executive Officer Compensation Since 2002

	2002 - 2012
	Value at Date of Award (d)	Value at December 31, 2012 (e)
Cash Compensation
Base Salary (a)	$4,027,598	$4,027,598
Cash Bonus Paid	$—	$—
Total Cash Compensation	$4,027,598	$4,027,598
Long-Term Share Ownership Plan Awards
DSUs, RSUs, options, escrowed shares and restricted shares (b)	$21,952,796	$73,242,119
Benefits and Perquisites
Other Compensation (c)	$184,930	$184,930
Total Cumulative Compensation	$26,165,324	$77,454,647

Average Annual Compensation	$2,378,666	$7,041,332

(a)	Sum of actual Base Salary paid in each financial year from January 1, 2002 to December 31, 2012 converted using the average Bloomberg exchange rate for each year.
(b)	These values include all options, DSUs, RSUs, escrowed shares and restricted shares granted during Mr. Flatt’s tenure as CEO. DSUs and RSUs are not redeemable until retirement.
(c)

Other compensation paid in the financial year includes annual medical examination and RRSP contributions. The value related to each year has been converted from C$ using the average Bloomberg exchange rate for that year.

(d)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs, escrowed shares and restricted shares awarded for the fiscal years 2002 through 2012 inclusive. Options and RSUs are valued using the Black-Scholes value at the time of the award discounted by 25% to reflect the five-year vesting and one-year hold provisions. DSUs and restricted shares are valued using the closing price of the Corporation’s Class A Limited Voting Shares on the TSX or on the NYSE, as applicable, on the date of the award. The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by the Investco less the net liabilities and preferred share obligations of the Investco. All values have been converted from C$ at the average Bloomberg exchange rate for the year for which they were awarded.

(e)

The value of the Long-Term Share Ownership Plan awards includes the value of options, RSUs, DSUs, escrowed shares and restricted shares held on December 31, 2012 and the in-the-money value of options awarded for fiscal years 2002 through 2012 and which have been exercised to date. The in-the-money value of the options, RSUs and the value of the DSUs, escrowed shares and restricted shares are calculated using the closing price of the Corporation’s Class A Limited Voting Shares on the TSX on December 31, 2012 (C$36.44) and on the NYSE on December 31, 2012 ($36.65). The in-the-money value of the options exercised was calculated on the date exercised using the amount by which the value of the Corporation’s Class A Limited Voting Shares exceeded the exercise price of the options. All values have been converted from C$ using the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.

Ratio of Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers as a percentage of Funds from Operations.

	2012	2011	2010
Aggregate Named Executive Officer Compensation (a)	$16,709,624	$14,585,515	$ 15,627,926
As a percentage of Funds from Operations (b)	1.2%	1.2%	1.1%

(a)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears on the Summary Compensation Table on page 52 of this Circular.
(b)

Funds from operations totalled $1.356 billion, $1.211 billion and $1.463 billion in 2012, 2011 and 2010, respectively. (See page 38 of the Corporation’s 2012 Annual Report for further information on the non-IFRS measure “Funds From Operations”).

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his more than 20 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, options, RSUs, restricted shares and escrowed shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Limited Voting Shares of the Corporation. These ownership interests are held both directly, as shown on page 16 of this Circular, and through pro

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rata interests in Class A Limited Voting Shares largely owned through Partners Limited and BAM Investments Corp. (See “Principal Holders of Voting Shares” on page 6 of this Circular.)

Conclusion

The Compensation Committee is satisfied that Brookfield’s compensation philosophy, policies and practices support the Corporation in achieving its long-term strategic objectives and are effective in attracting and retaining executives who make decisions that are aligned with these strategic objectives. The Compensation Committee is satisfied that the compensation practices of the Corporation (i) reward the executives for performance over the long term in a manner that places an appropriate emphasis on risk management, does not encourage executives to take inappropriate or excessive risk, and encourages, and appropriately matches rewards with, long-term value creation, (ii) are simple and transparent, (iii) encourage executives to build equity and align their interests with those of shareholders in a meaningful way, (iv) do not provide for excessive termination or change in control benefits, and (v) support effective succession planning. The Chair of the Compensation Committee, Mr. Lance Liebman, will be available at the meeting to be held on May 9, 2013, to answer questions related to Brookfield’s executive compensation practices.

On behalf of the Compensation Committee:

—    L. Liebman – Chair        —    M. Kempston Darkes        —    J.A. Pattison

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PERFORMANCE GRAPHS

The Corporation is a U.S. dollar functional corporation and management considers the NYSE to be a more relevant indicator of the Corporation’s share performance than the TSX which is primarily based on the Canadian dollar.

Class A Limited Voting Shares (BAM) (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s Class A Limited Voting Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index:

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2007 – December 31, 2012

	2007	2008	2009	2010	2011	2012
Class A Limited Voting Shares (BAM)	100.0	46.9	70.5	108.2	92.1	124.9
NYSE Composite Total Return Index	100.0	60.9	78.4	89.0	85.7	99.6

Class A Limited Voting Shares (BAM.A) (TSX)

The following shows the cumulative total shareholder return for the Corporation’s Class A Limited Voting Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index:

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2007 – December 31, 2012

	2007	2008	2009	2010	2011	2012
Class A Limited Voting Shares (BAM.A)	100.0	54.9	71.2	103.3	88.6	117.1
S&P/TSX Composite Total Return Index	100.0	67.0	90.5	106.4	97.1	104.1

See “Relationship of Executive Compensation to Share Performance” on page 47 of this Circular for information on the relationship of executive compensation to the Corporation’s share performance.

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COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table that follows sets out the compensation paid to the CEO, CFO and the other three Named Executive Officers for the years ended December 31, 2012, 2011 and 2010. The Named Executive Officers are all remunerated in Canadian dollars. However, in order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 to US$1.0004, which was the average exchange rate for 2012 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

			Annual Variable Incentive Plan Awards
			Non-Equity Incentive Plan	Share-Based Awards
Name and Principal Position	Year	Annual Base Salary	Annual Bonus (a)	Deferred Share Units (DSUs)	Restricted Shares (b)	Escrowed Shares (c)	All Other Compensation (d)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)
J. Bruce Flatt	2012	500,200	—	—	500,200	3,995,000	22,509	5,017,909
Senior Managing	2011	500,200	—	—	500,200	2,943,000	22,459	3,965,859
Partner and CEO	2010	500,200	—	500,200	—	3,148,000	22,009	4,170,409
Brian D. Lawson (e)	2012	500,200	—	—	500,200	1,598,000	24,205	2,622,605
Senior Managing	2011	500,200	—	—	500,200	1,471,500	24,105	2,496,005
Partner and CFO	2010	500,200	—	500,200	—	1,574,000	23,554	2,597,954
Jeffrey M. Blidner (f)	2012	500,200	—	—	500,200	1,598,000	22,509	2,620,909
Senior Managing	2011	500,200	—	—	500,200	1,471,500	24,105	2,496,005
Partner	2010	500,200	—	500,200	—	1,574,000	23,604	2,598,004
George E. Myhal (g)	2012	500,200	—	—	500,200	1,198,500	24,205	2,223,105
Senior Managing	2011	500,200	—	—	500,200	981,000	24,105	2,005,505
Partner	2010	500,200	—	500,200	—	1,574,000	23,604	2,598,004
Samuel J.B. Pollock (h)	2012	506,387	—	—	500,200	3,196,000	22,509	4,225,096
Senior Managing	2011	808,836	—	—	500,200	2,289,000	24,105	3,622,141
Partner	2010	778,751	—	500,200	—	2,361,000	23,604	3,663,555

(a)	Each Named Executive Officer is awarded an annual Bonus which he can elect to receive in cash or restricted shares. Each Named Executive Officer has elected to receive his Bonus in restricted shares.
(b)

The restricted share awards in this column for 2012 were awarded effective on February 26, 2013. The restricted shares are issued in lieu of a cash Bonus, at the election of the individual. The value in this column reflects the entire value of the Bonus awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$1.0004. The number of restricted shares awarded was based on a price of C$38.66, the volume-weighted average price of the Class A Limited Voting Shares on the TSX for the five days preceding the award date less the value of the required withholding taxes. After payment of withholding taxes, each Named Executive Officer received 7,449 restricted shares.

(c)

The value awarded under the Escrowed Stock Plan is determined by the Board of Directors and considers the stock market price of the Class A Limited Voting Share at the time of the award and the potential increase in value based on an average hold of 7.5 years, a volatility of 31.2%, a risk free rate of 1.3% and a dividend growth rate of 3.1%. This value has been discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award.

(d)	These amounts represent annual retirement savings contributions and participation in the executive medical program.
(e)

The values in this row do not include $3.7 million of in-the-money value from 168,750 options that were disposed of in 2012 in exchange for 120,539 restricted shares. These options were expiring in February 2012.

(f)

The values in this row do not include $3.7 million of in-the-money value from 168,750 options that were disposed of in 2012 in exchange for 120,539 restricted shares. These options were expiring in February 2012.

(g)

The values in this row do not include $3.7 million of in-the-money value from 168,750 options that were disposed of in 2012 in exchange for 120,539 restricted shares. These options were expiring in February 2012.

(h)

The values in this row do not include $3.7 million of in-the-money value from 168,750 options that were disposed of in 2012 in exchange for 120,539 restricted shares. These options were expiring in February 2012.

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Incentive Plan Awards

The Named Executive Officers did not receive any cash Bonus in 2012, instead electing to receive their entire Bonus amounts in the form of restricted shares. The Corporation has no long-term non-equity incentive plan programs. The following four tables show for each Named Executive Officer (i) vested and unvested unexercised options, vested and unvested outstanding RSU awards at December 31, 2012, (ii) unvested escrowed shares, unvested restricted shares and DSUs and the market value of vested restricted shares and DSUs at December 31, 2012, (iii) the details of each option and RSU outstanding, and (iv) the value of all option and share-based awards which vested during 2012.

Outstanding Option Awards and Share-Based Awards at December 31, 2012

Options and Restricted Share Units

	Option Awards (a) Vested and Unvested		Restricted Share Appreciation Unit (RSU) Awards (a) Vested and Unvested
Name	Number of securities Underlying Unexercised Options (#)	Market Value of Unexercised Options ($)	Number of Securities Underlying Outstanding RSUs (#)	Market Value of Outstanding RSUs ($)

J. Bruce Flatt	2,204,978	32,886,779	1,116,118	25,838,100
Brian D. Lawson	1,615,603	26,656,749	1,003,618	22,707,389
Jeffrey M. Blidner	1,615,603	26,656,749	947,368	21,142,037
George E. Myhal	1,615,603	26,656,749	1,003,618	22,707,389
Samuel J.B. Pollock	1,815,603	29,350,749	947,368	21,142,037

(a)

The market value is the amount by which the value of the Corporation’s Class A Limited Voting Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards. Values are calculated using the closing price of the Corporation’s Class A Limited Voting Share on the TSX on December 31, 2012 of $36.73 (C$36.44 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079) and on the NYSE on December 31, 2012 of $36.65, as applicable.

Share-Based Awards

	Escrowed Shares			Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)
Name	Number of Unvested Escrowed Shares (#)	Market Value of Unvested Escrowed Shares (b) ($)	Market Value of Vested Escrowed Shares	Number of Unvested RSs (#)	Market Value of Unvested RSs (c) ($)	Market Value of Vested RSs (c) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs ($)	Market Value of Vested DSUs (c) ($)
J. Bruce Flatt	850,000	4,014,500	—	—	—	358,450	—	—	13,428,101
Brian D. Lawson	425,000	2,007,250	—	30,507	1,120,475	3,703,720	—	—	15,763,952
Jeffrey M. Blidner	425,000	2,007,250	—	30,507	1,120,475	3,703,720	—	—	10,364,808
George E. Myhal	350,000	1,607,500	—	30,507	1,120,475	3,703,720	—	—	18,203,543
Samuel J.B. Pollock (d)	650,000	3,077,500	—	30,507	1,120,475	3,703,720	—	—	13,404,965

(a)	These values do not include the most recent escrowed shares and restricted share awards made to the Named Executive Officers on February 26, 2013.
(b)

The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by the Investco less the net liabilities and preferred share obligations of the Investco. No escrowed shares have vested.

(c)

Values are calculated using the closing price of the Corporation’s Class A Limited Voting Share on the TSX on December 31, 2012 of $36.73 (C$36.44 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079) and on the NYSE on December 31, 2012 of $36.65, as applicable.

(d)

The market value of vested DSUs includes $2,544,152 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Fund as disclosed in the audited financial statements of the fund.

Brookfield Asset Management Inc. | 2013 Management Information Circular	53

Outstanding Option Awards and Restricted Share Appreciation Units as at December 31, 2012

	Options				Restricted Share Appreciation Units (RSUs)
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Options Exercise Price (a) ($)	Options Expiration Date	Market Value of Unexercised Options at December 31, 2012 (b) ($)	Number of Restricted Share Appreciation Units (#)	Issuance Price (a) (c) ($)	Market Value December 31, 2012 (b) ($)
J. Bruce Flatt	207,478	13.47	February 11, 2014	4,825,188	393,750	8.90	10,957,482
Senior Managing Partner and CEO	135,000	20.58	February 11, 2015	2,180,085	452,368	13.47	10,520,449
	337,500	27.51	February 14, 2016	3,109,868	270,000	20.58	4,360,169
	75,000	39.34	February 13, 2017	—	—	—	—
	100,000	31.87	February 20, 2018	485,808	—	—	—
	750,000	17.79	February 25, 2019	14,203,830	—	—	—
	600,000	23.18	March 2, 2020	8,082,000	—	—	—
	2,204,978			32,886,779	1,116,118		25,838,100
Brian D. Lawson	185,625	8.90	February 12, 2013	5,165,669	281,250	8.90	7,826,771
Senior Managing Partner and CFO	207,478	13.47	February 11, 2014	4,825,188	452,368	13.47	10,520,449
	135,000	20.58	February 11, 2015	2,180,085	270,000	20.58	4,360,169
	112,500	27.51	February 14, 2016	1,036,623	—	—	—
	75,000	39.34	February 13, 2017	—	—	—	—
	100,000	31.87	February 20, 2018	485,808	—	—	—
	400,000	17.79	February 25, 2019	7,575,376	—	—	—
	400,000	23.18	March 2, 2020	5,388,000	—	—	—
	1,615,603			26,656,749	1,003,618		22,707,389
Jeffrey M. Blidner	185,625	8.90	February 12, 2013	5,165,669	225,000	8.90	6,261,419
Senior Managing Partner	207,478	13.47	February 11, 2014	4,825,188	452,368	13.47	10,520,449
	135,000	20.58	February 11, 2015	2,180,085	270,000	20.58	4,360,169
	112,500	27.51	February 14, 2016	1,036,623	—	—	—
	75,000	39.34	February 13, 2017	—	—	—	—
	100,000	31.87	February 20, 2018	485,808	—	—	—
	400,000	17.79	February 25, 2019	7,575,376	—	—	—
	400,000	23.18	March 2, 2020	5,388,000	—	—	—
	1,615,603			26,656,749	947,368		21,142,037
George E. Myhal	185,625	8.90	February 12, 2013	5,165,669	281,250	8.90	7,826,771
Senior Managing Partner	207,478	13.47	February 11, 2014	4,825,188	452,368	13.47	10,520,449
	135,000	20.58	February 11, 2015	2,180,085	270,000	20.58	4,360,169
	112,500	27.51	February 14, 2016	1,036,623	—	—	—
	75,000	39.34	February 13, 2017	—	—	—	—
	100,000	31.87	February 20, 2018	485,808	—	—	—
	400,000	17.79	February 25, 2019	7,575,376	—	—	—
	400,000	23.18	March 2, 2020	5,388,000	—	—	—
	1,615,603			26,656,749	1,003,618		22,707,389
Samuel J.B. Pollock	185,625	8.90	February 12, 2013	5,165,669	225,000	8.90	6,261,419
Senior Managing Partner	207,478	13.47	February 11, 2014	4,825,188	452,368	13.47	10,520,449
	135,000	20.58	February 11, 2015	2,180,085	270,000	20.58	4,360,169
	112,500	27.51	February 14, 2016	1,036,623	—	—	—
	75,000	39.34	February 13, 2017	—	—	—	—
	100,000	31.87	February 20, 2018	485,808	—	—	—
	400,000	17.79	February 25, 2019	7,575,376	—	—	—
	600,000	23.18	March 2, 2020	8,082,000	—	—	—
	1,815,603			29,350,749	947,368		21,142,037

(a)

The option exercise price and the RSU issuance price are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.

(b)

The market value of the Class A Limited Voting Shares under option and the RSUs is the amount by which the closing price of the Corporation’s Class A Limited Voting Shares on December 31, 2012 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Limited Voting Shares on December 31, 2012 on the TSX and on the NYSE, as applicable. The closing price of the Class A Limited Voting Shares on the TSX on December 31, 2012 was $36.73 ($36.44 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$1.0079), and $36.65 on the NYSE.

(c)	RSUs are not redeemable until cessation of employment and have no expiration date.

54	Brookfield Asset Management Inc. | 2013 Management Information Circular

Option and Share-Based Awards Vested During 2012 (a)

	Value Vested During 2012 (b)
	Options (c)	Restricted Shares (d)
Named Executive Officer	($)	($)
J. Bruce Flatt	3,094,743	303,653
Brian D. Lawson	1,783,450	3,129,519
Jeffrey M. Blidner	1,783,450	3,129,519
George E. Myhal	1,783,450	3,129,519
Samuel J.B. Pollock	2,112,250	3,129,519

(a)	No cash Bonus was paid to Named Executive Officers in 2012, each of whom elected to receive their Bonus in the form of restricted shares.
(b)

All values are calculated using the closing price of a Class A Limited Voting Share on the vesting date on the TSX and on the NYSE as applicable and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004.

(c)	The value is the amount by which the value of the Corporation’s Class A Limited Voting Shares exceeded the exercise price on the day the options vested.
(d)

Values in this column represent the value of the restricted shares awarded on February 29, 2012 in lieu of the cash Bonus related to performance in 2011 and from options that were exchanged for restricted shares.

SECURITY-BASED COMPENSATION ARRANGEMENTS

The Corporation’s only current security-based compensation arrangements are its Management Share Option Plans and its Escrowed Stock Plan. The 1997 Management Share Option Plan (the “1997 Plan”) was approved by the Board in August 1997. As at March 20, 2013, options to acquire 9,486,819 Class A Limited Voting Shares of the Corporation were outstanding under the 1997 Plan (representing approximately 1.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares). Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation decided not to grant any further options under the 1997 Plan.

The 2007 Management Share Option Plan (the “2007 Plan”) was approved by the Board in February 2007. The 2007 Plan provides for the issuance of 15,000,000 Class A Limited Voting Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares), of which options to acquire 13,587,500 Class A Limited Voting Shares (representing approximately 2.2% of the Corporation’s issued and outstanding Class A Limited Voting Shares) had been granted but not yet exercised as at March 20, 2013. Following the approval of the 2012 Plan by the Corporation’s shareholders in May 2012, the Corporation decided not to grant any further options under the 2007 Plan.

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Limited Voting Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 15,000,000 Class A Limited Voting Shares, (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares), of which options to acquire 14,910,400 Class A Limited Voting Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares) had been granted but not yet exercised as at March 20, 2013.

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Limited Voting Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 15,000,000 Class A Limited Voting Shares (representing approximately 2.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares), of which options to acquire 900,575 Class A Limited Voting Shares (representing approximately 0.1% of the Corporation’s issued and outstanding Class A Limited Voting Shares) have been granted but not exercised as at March 20, 2013. Options will continue to be granted under the 2009 Plan to the extent Class A Limited Voting Shares are available for issuance under the 2009 Plan but no further options will be granted under the 1997 or 2007 Plans.

The Escrowed Stock Plan (the “Escrowed Stock Plan”) was approved by the Board in February 2011 and by holders of Class A Limited Voting Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. In February 2012, the Board approved an amendment to the Escrowed Stock Plan to make the following two changes to the Escrowed Stock Plan that took effect upon approval by the Board:

Brookfield Asset Management Inc. | 2013 Management Information Circular	55

(i)

Except as otherwise determined, escrowed shares will vest as to 20% on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the escrowed shares, rather than all of the escrowed shares vesting on the fifth anniversary of the granting of such shares; and

(ii)	The escrowed shares may be granted by Investcos that acquire Class A Limited Voting Shares indirectly rather than directly.

On date(s) determined by the holders of the escrowed shares that are between five years and ten years after the initial grant, the escrowed shares will be acquired by the Corporation in exchange for the issuance of Class A Limited Voting Shares from treasury, where the value of the Class A Limited Voting Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the increase in value of the Class A Limited Voting Shares held by the Investco since the date of grant of the escrowed shares. Once all participants of an Investco have elected to exchange their escrowed shares, the Investco will then be wound up or merged into the Corporation and the Class A Limited Voting Shares held by the Investco will be cancelled, resulting in a net reduction in the total number of Class A Limited Voting Shares issued and outstanding. The market value of the Class A Limited Voting Shares being issued by the Corporation and those held by the Investco will be based on the volume-weighted average price of a Class A Limited Voting Share on the NYSE on the date of the exchange.

A maximum of 6,000,000 Class A Limited Voting Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Limited Voting Shares. When Class A Limited Voting Shares are issued in exchange for escrowed shares, the number of Class A Limited Voting Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. However, when Class A Limited Voting Shares are issued in exchange for escrowed shares and immediately thereafter the Investco is wound up or merged into the Corporation and the Class A Limited Voting Shares held by it are cancelled, the number of Class A Limited Voting Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. No Class A Limited Voting Shares have been issued under the Escrowed Stock Plan.

Dilution of Class A Limited Voting Shares

Options Outstanding as a Percentage of Issued and Outstanding Class A Limited Voting Shares (a)
	2012	2013
1997 Plan	2.1%	1.4%
2007 Plan	2.3%	2.2%
2009 Plan	2.0%	2.4%
2012 Plan	—	0.1%

(a)

Excluding Escrowed Stock Plan awards since no Class A Limited Voting Shares have been issued in connection with this plan. All escrowed shares awarded are currently unvested and are subject to a hold period. The first date on which Class A Limited Voting Shares may be issued under this plan is March 1, 2016. Any such shares issued will be offset by the cancellation of shares acquired in the market as described above.

56	Brookfield Asset Management Inc. | 2013 Management Information Circular

SECURITIES AUTHORIZED FOR ISSUE UNDER INCENTIVE PLANS

The following table sets out information on the Corporation’s Plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders:

2012 Plan, 2009 Plan, 2007 Plan and 1997 Plan (a)	37,703,397	24.20 (b)	17,685,975

Escrowed Stock Plan	(c)	(c)	6,000,000

(a)

Following the approval of the 2007 Plan by the Corporation’s shareholders in May 2007, the Corporation decided that it will not grant any further options under the 1997 Plan. Following the approval of the 2012 Plan by the Corporation’s shareholders in May 2011, the Corporation decided that it will not grant any further options under the 2007 Plan.

(b)	Converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.
(c)

No Class A Limited Voting Shares have been issued in connection with this plan. All escrowed shares awarded are unvested at December 31, 2012, and are subject to a hold period. The first date on which Class A Limited Voting Shares may be issued under this plan is March 1, 2016.

The Board of Directors establishes the exercise price of each option at the time it is granted, which may not be less than the closing price of a Class A Limited Voting Share on the last trading day preceding the date of the grant on the NYSE. Under the 1997 Plan, if the approval date for an option grant fell in a blackout period, the effective grant date for options granted was the date on which the blackout ended. For options granted under the 2007 Plan, 2009 Plan and the 2012 Plan, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of Class A Limited Voting Shares for the five business days preceding the effective grant date.

The following is a summary of the other key provisions of the 1997 Plan, the 2007 Plan, the 2009 Plan and the 2012 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate. The number of Class A Limited Voting Shares issuable to insiders, or issued in any one year to insiders, under all the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. All option grants are approved by the Board on the recommendation of the Compensation Committee. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed ten years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is ten days after the blackout period ends.

Brookfield Asset Management Inc. | 2013 Management Information Circular	57

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised and all unvested options are cancelled on a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. The Plans also contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the 2007 Plan, the 2009 Plan and the 2012 Plan, lengthens the period of time after a blackout period during which options may be exercised, results in the exercise price being lower than fair market value of a share at the date of grant, reduces the exercise price, expands insider participation, extends the term of an insider’s option beyond its expiry date, adds a provision which results in participants receiving shares for no compensation to the Corporation, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period), that adds or modifies a cashless exercise feature that provide for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate the Option Plan. There are no provisions in the Option Plans for the transformation of options into stock appreciation rights. The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Limited Voting Shares issued pursuant to the exercise of options under the Options Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in their discretion.

The Corporation has established a number of policies related to its equity-based compensation plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Incentive and Equity-Based Compensation Employment Policies and Guidelines” on page 44 of this Circular.

PENSION AND RETIREMENT BENEFITS

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. Eligible Canadian senior executives receive an annual contribution from the Corporation to their registered retirement savings plans equal to 4.5% of their annual base salary, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. There are no predefined termination or post-termination payments, changes in control arrangements or employment contracts for the Corporation’s senior executives.

PART SIX – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

UNDER SECURITIES PURCHASE PROGRAMS

The amount of debt outstanding to the Corporation by directors, officers and employees of the Corporation and its subsidiaries as at March 20, 2013 was $5 million (C$5.1 million converted at the Bloomberg mid-market exchange rate on March 20, 2013 of C$1.00 = US$0.97), which represented loans made by the Corporation (or its predecessors) in connection with equity ownership interests in the specialty investment funds they manage, and certain other indebtedness. There is no indebtedness to the Corporation by directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies.

58	Brookfield Asset Management Inc. | 2013 Management Information Circular

AUDIT COMMITTEE

Additional information about the Audit Committee required by Part 5 of NI 52–110, including the Committee’s Charter, can be found in the Corporation’s Annual Information Form (the “AIF”) under the heading “Audit Committee Information”, which is posted on the Corporation’s website, www.brookfield.com/notice_and_access and is also filed on SEDAR at www.sedar.com. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents”.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ insurance with an annual policy limit of $50,020,000 (C$50,000,000) subject to a corporate deductible of $500,200 (C$500,000) per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the “Organization”) are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the organization and is currently $234,047 (C$233,953).

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the most recent AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year. Requests for the AIF and the Interim Statements can be made to the Corporation by mail at Suite 300, 181 Bay Street, Brookfield Place, Box 762, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by facsimile at (416) 365-9642, or by e-mail at inquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, www.brookfield.com and on SEDAR at www.sedar.com.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

A.J. Silber

Corporate Secretary

Toronto, Canada

March 20, 2013

Brookfield Asset Management Inc. | 2013 Management Information Circular	59

APPENDIX A

CHARTER OF THE BOARD OF DIRECTORS

Role of the Board

The role of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the Board acts at all times with a view to the best interests of the Corporation.

The Board is elected by the Corporation’s shareholders to oversee management, with the objective of advancing the best interests of shareholders by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates.

Authority and Responsibilities

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

a)

strategic planning – overseeing the strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

c)	CEO – developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting and selecting, evaluating and compensating the CEO;

d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

e)	succession planning – monitoring the succession of key members of senior management;

f)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation, including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

g)	corporate governance – developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Corporation;

h)

internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

i)

maintaining integrity – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with its Code of Business Conduct and Ethics.

Composition and Procedures

a)

Size of Board and selection process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be independent and unaffiliated[1] directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

A-1	Brookfield Asset Management Inc. | 2013 Management Information Circular

c)	Director orientation – The Corporation’s management team is responsible for providing an orientation and education program for new directors.

d)

Meetings – The Board holds at least four scheduled meetings a year plus one to review the Corporation’s strategic plan. The Board is responsible for its agenda. Prior to each Board meeting, the Chairman of the Board discusses agenda items for the meeting with the CEO and the CFO. Materials for each meeting are distributed to the directors in advance of the meetings.

At the conclusion of each regularly scheduled meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these meetings.

e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of each standing committee are reviewed annually by the Board.

f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. In addition, each committee assesses its performance annually.

g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors. In reviewing the adequacy and form of compensation, the committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation’s shareholders.

h)

Access to independent advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

i)

Charter of expectations – The Board has adopted a Charter of Expectations for Directors which specifies the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest and resignation events.

This Charter of the Board of Directors was reviewed and approved by the board of directors of the Corporation on February 14, 2013.

1

“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De Minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

Brookfield Asset Management Inc. | 2013 Management Information Circular	A-2

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44(0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44(0) 20.7659.3501	T 55(21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55(21) 3527.7799	F 91 (22) 6600.0401

www.brookfield.com                NYSE: BAM      TSX: BAM.A      EURONEXT: BAMA